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REGISTRANT'S NAME Simmetal

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NOV 13 2002
THOMSON FINANCIAL

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FILE NO. 82- 3838   FISCAL YEAR 6-30-02

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OICF/BY: dlw

DATE : 11/5/02

SIMSMETAL 2002
ANNUAL REPORT


our changing
global
profit
INCREASE
services
LAUNCH
our new ceo INTERVIEWED

CONTENTS

annual general MEETING

The Annual General Meeting of Simsmetal Limited will be held in the James Cook Ballroom, Hotel Inter-Continental, 117 Macquarie Street, Sydney, NSW on Thursday, 14th November 2002 at 11:00am. A Notice of Meeting and Proxy Form are enclosed with this report.

front COVER: The international face of Simsmetal

SimsMetal Limited ABN 37 008 634 526



06 RecyclingServices established in UK



04 Our new CEO interviewed



07 Renewable energy developments



14

Paul Mazoudier
CHAIRMAN

year in BRIEF



The Simsmetal group recorded a strong performance for the financial year, reporting a consolidated operating profit after tax of $48.6m, up 19% on the previous year.

During the year, Mr John Crabb retired as Managing Director of Simsmetal, and Mr Jeremy Sutcliffe was appointed the new Group Chief Executive. John Crabb's contribution over many years has laid a very strong foundation for the group, and I am confident Jeremy Sutcliffe will build on that in the years ahead.

The directors have declared a fully franked final dividend of 19 cents per share, up 2 cents on the 17 cents per share interim dividend, bringing to 36 cents per share the total dividend for the 2002 fiscal year. The final dividend will be paid on 11 October 2002.

Continuing the board's policy of reviewing the group's worldwide operations, the directors visited the group's United Kingdom operations during the year. Simsmetal is now the second largest metal recycler in the UK and the importance of these operations is reflected in the fact that the UK business made the greatest PBIT contribution to the group in fiscal 2002. UK management are increasingly focusing their attention on recycling solutions such as refrigerator and end of life vehicle recycling. Indeed, it was with great pleasure that the board had the opportunity to attend the opening, on 1 July 2002, of the first dedicated refrigerator recycling plant in the UK, located at our Newport, South Wales facility. More information on our recycling services initiatives can be found later in this report.

The board is committed to ensuring that the group continues to maintain the highest level of corporate governance and compliance and has reviewed and updated its position in light of the recent public debate. Focus on occupational, health and safety and environmental best practices are also high priorities throughout our global operations.

In closing, my fellow directors join me in extending our congratulations to all employees worldwide for their efforts in achieving another excellent result for the year.

FINANCIAL SUMMARY for the year ending 30 June

	2002 (A$'000s)	2001 (A$'000s)
Total Operating Revenue	1,423,709	1,358,487
Profit Before Interest and Tax	76,644	68,012
Net Interest Expense	(5,436)	(10,954)
Tax Expense	(22,649)	(16,193)
Operating Profit After Tax	48,559	40,865
Net Profit (After Minority Interests)	48,525	40,894
Net Cash Flows from Operations	103,211	97,124
Earnings Per Share		
- basic	54.0¢	46.6¢
- diluted	53.0¢	45.7¢
Dividends Per Share	36.0¢	32.0¢
Return on Shareholders' Equity	14.3%	13.3%
Current Ratio	1.8:1	1.8:1
Net Debt to Funds Employed	7.6%	23.7%
Net Tangible Asset Backing per Share	$2.83	$2.45



chief executive's REVIEW

Jeremy Sutcliffe
group chief EXECUTIVE

Simsmetal's goal is to become an increasingly stronger international company that is continually expanding its core metal recycling activities whilst developing an innovative recycling services and solutions business.

financial results

As the new Group Chief Executive, I am pleased to report a significant increase in profits in fiscal 2002 over the previous year. Sales revenue was $1.41 billion, up 4%, EBITDA was $114.7 million, up 7% and EBIT was $76.6 million, up 13%. PAT at $48.5 million represented an increase of 19%. Total group volumes handled were 5.1 million tonnes, slightly above the previous year.

This was an excellent result, with earnings for the year exceeding both the group's budget and forecast. The group had a particularly robust final quarter, recording its best ever three month result, assisted by a strong recovery in our North American business, particularly our core Northern Californian operations. Once again, the UK business recorded a strong result and our Australasian operations, other than our wholly owned manufacturing operations, also performed well.

As an indication of the global spread and strength of our international operations, over 60% of EBIT earnings were sourced from offshore.

Net operating cash flow of $103 million and net cash generated of $31 million resulted in a strengthened balance sheet, with net debt to funds employed of 7.6% as at the end of the financial year. Earnings per share at 54.0 cents, was up 16%.

During the year, emphasis was placed on organic growth rather than acquisitions, and the continuation of technological improvements in the metal extraction capabilities of our shredding facilities. There was also much attention devoted to the development of new growth opportunities, particularly Recycling Services. Further comment on this exciting development will be found later in this report.

Once again, our success has been based on the contribution of our people, who remain the Company's single most important asset. As the world of commodity trading continues to change on an almost daily basis, our team remains flexible enough to adapt to evolving business conditions, working hand in hand with the professional operators of our plant and equipment.

All this was achieved on the back of a significant improvement in the group's health and safety record, which saw the group's LTI frequency rate fall from 21.2 to 14.4, a reduction of 22% year on year. Longer term, our target remains zero workplace accidents.


Australia
New Zealand
United Kingdom
North America
40%
3%
30%
27%
38%
11%
38%
13%
43%
3%
32%
22%
revenue
ebit
assets

outlook

Fiscal 2002 saw a strong rebound in ferrous profitability. This followed an increase in global prices resulting from, in part, the increase in steel prices triggered by the US trade sanctions, and also from a tightening in supply. Ferrous selling prices have held throughout the first quarter and should form the platform for another strong year in fiscal 2003, provided the relative softness of the Australian dollar continues and there is no further weakening in terminal non ferrous prices and demand. In particular, the ability of our US operation to maintain its fourth quarter performance will be critical to our achieving the budgeted increase in our financial performance for the year ahead.

operational results

shredding and other ferrous operations

With all core business units operating efficiently, volumes in line with forecast and improved non ferrous residue recoveries, the group was able to take full advantage of both improved ferrous and non ferrous shredder residue prices. Demand in Asia, particularly China, was strong as a result of renewed confidence in these markets following sharp finished steel price increases. This, coupled with a shortage of material from the countries bordering the Black Sea, led to competition amongst consumers for the group's ferrous products. Demand in the US was also spurred by higher steel prices, following the introduction of tariff protection, which assisted our US division including our otherwise under-performing Southern Californian operation. Our Australian business was assisted by a generally soft Australian dollar. Our New Zealand and Canadian operations also performed above expectation.

Our UK operations had another very strong year. Unfortunately, since year end, steel manufacturer ASW Holdings plc, Simsmetal UK's largest domestic customer, went into administrative receivership which led to the need to make provisions in excess of A$3m during the fourth quarter. If the ASW Cardiff mill remains shut permanently, material will be diverted to export markets and we will upgrade our export facilities in South Wales.

non ferrous operations

So far as the group's non ferrous operations were concerned, group non ferrous trading profitability overall was ahead of forecast and was satisfactory. Our international brokerage operations made a meaningful contribution during the year. Increased competition led to some pressure on both margins and volume. Partly in response to this, we opened a new representative office in Chennai, India, during the final quarter. Other initiatives will be instigated throughout the coming year targeted to maintain our position as one of the world's leading operators in this sector.

manufacturing & joint ventures

Overall, the results for the year from the group's Australian manufacturing operations were disappointing. Following a review carried out during the year, a strategy has now been implemented to consolidate our aluminium business onto one site and install a new 16 tonne primary melting furnace and ancillary plant, which will lead to operational efficiencies and cost savings aimed at improving returns. Similarly, our Melbourne plastics business has, since year end, relocated to new premises to coincide with the commissioning of new equipment. This will assist in reducing costs and broadening our product range.


26 operations in Europe
14 operations in North
3 operations in Asia
Islands
34 operations in Australia
Zealand
04

The performance of Consolidated Extrusions, Simsmetal's joint venture with Crane Group Limited, while satisfactory, was down on the previous year. Australian Refined Alloys, our secondary lead smelting joint venture with Pasminco Limited, had a record year in terms of earnings. Sims Pacific Metals Limited, the Company's metal recycling joint venture with Fletcher Building Limited in New Zealand, continued to perform strongly. Landfill Management Services Pty Limited, in which the Company has a 25% equity interest, undertook several new landfill gas/energy projects, either individually or with joint venture partners. LMS's earnings, while modest, were above budget.

The development of the group's recycling services strategy continued throughout the year. Simsmetal UK's refrigerator shredding facility at Newport, South Wales, the first in the UK, was successfully commissioned on 1 July 2002. A full account of this new Division appears later in this report.

our new group chief executive INTERVIEWED

Q: Tell us a little about your background.

A: My association with the Sims Group started in 1987 when I joined its then parent, Peko Wallsend. This *coincided with Sims' international expansion and I worked closely with John Crabb on the acquisition of our* Northern Californian business. I joined Sims full time in 1990 and after six years running Sims International, the Group's marketing arm, took over as Chief Executive of Simsmetal UK Limited. Following the retirement of John Crabb, I was appointed Group Chief Executive on 1 March 2002.

Q: John Crabb led the Company for many years. Will your style be any different?

A: Firstly, I would like to echo the Chairman's comments in thanking John for his tremendous contribution as MD & CEO. John took Sims from being an Australian based division of a mining group to the world's most recognised international metal recycler, independently listed on the ASX. I was able to work very closely with John over the past 15 years and he shared much of his knowledge of the international metal recycling industry with me. John had his own unique style and I guess I do too. It will be my intention to build on the platform I have inherited and to take the Company into the next stage of its development.

Q: How important is your management team going forward?

A: I am fortunate to have around me a very capable and experienced management team who have given me their full support during this transitional period in leadership. The key to our continued growth and success is to unlock further the talent and skills of our people as the business evolves. For this reason, we have appointed a Group Human Resources Manager, reporting directly to me and specifically tasked with unleashing our people's true potential through structured training, appraisal and development programs.

Q: What do you mean by the "international face of Simsmetal"?

A: By that I mean that the Sims Group has grown over the past 15 years or so to become a truly internationally focused organisation. We now have 88 operating facilities around the globe employing people of many different cultures and backgrounds. Last year, more than 60% of our EBIT earnings came from our overseas operations. The extent of our reach is further evidenced by the fact that, by destination, approximately 46% of our ferrous and non ferrous sales were to export markets, of which 22% was to our largest market, China. We see further opportunities to extend our global reach over the years ahead.


China
Other Export Markets
Domestic
54%
24%
22%
sales by



Q: What were the major achievements of the Sims Group last year?

A: Obviously, the strong improvement in earnings was very satisfying. In particular, our US business benefited from two years of streamlining and cost control which left it well positioned when market conditions improved towards the end of the year. The whole process, from feasibility to commissioning, of our UK refrigerator recycling facility, was also a great achievement. Generally, our excellent working capital management and resultant strong cash flow has meant we have a very low net debt level at year end.

Q: What changes can we expect in the coming year?

A: Our corporate goal is to expand our core metal recycling activities internationally if the right opportunity presents itself. Any metal recycling acquisitions will, however, have to satisfy our strict investment criteria. Apart from delivering shareholder value, it is important that we achieve, or have a reasonable expectation of achieving, market leadership in any new market, by becoming either the number one or number two operator in the region. We must also maintain the flexibility to service either domestic or export markets.

At the same time, we will continue to develop our recycling services business by delivering technologically advanced, customer focused and cost effective end of life product solutions. This will also assist us in meeting the Company's Environmental Objective of improving the environment through the advancement of recycling.

Q: Tell us more about Simsmetal's recycling services strategy.

A: This is an exciting opportunity, as our recycling activities have been traditionally limited to recycling commodities that have inherent value. The range of products which society, through legislation or corporate social responsibility, expects to be recycled, will invariably involve "fee for service" opportunities as the value of the recycled products will not cover the cost of collection and processing. Aside from delivering growth per se, this division will, in time, offer sustainable earnings to soften the fluctuations in our cyclical core metal recycling business.

Q: What is the future of metal recycling?

A: Metal recycling will be with us for the long term. A lifecycle analysis of major industrial metals recently carried out by the CSIRO in Australia, has shown that the recycling of metals continues to offer significant scope for savings in energy, global warming potential and waste disposal. Metals can, in theory, go on being re-used indefinitely and, with the steel sector continuing its shift to electric arc furnace melting, I believe Simsmetal has a very bright future.

Q: Where would you like to see Sims positioned in say, 5 or 10 years time?

A: Over the long term, we would like to see our recycling services business become as important as our core metal recycling business. This represents a significant challenge, especially if our metal recycling business continues to grow as well. With the support of our people, and the extension of existing EU legislation into Australia and the US, then I see this as being an achievable goal.



Graham Davy
managing director,
sims recycling services -
europe & north AMERICA

Peter Netchaef
general manager,
recycling services -
AUSTRALIA



recycling SERVICES

ELVIS

While metal recycling is a well established industry worldwide, the increasing sophistication of manufactured consumer products, coupled with the growing social and political pressure to improve waste disposal practices, has resulted in recycling companies facing new, and exciting, challenges.

As a response to these challenges, Simsmetal has established a "Recycling Services" division to its operations to deal with the specific recycling of post consumer products such as refrigerators, end of life motor vehicles and electronic goods, all of which require special environmental considerations under existing and emerging EU and, potentially, US and Australian regulations. It is intended that this new division will utilize specialized technology and sophisticated equipment to ensure that these complex material streams are recycled in the most environmentally sound manner.

The introduction of new European Directives and associated regulations has provided Simsmetal UK with "fee for service" investment opportunities, and a strategy is being implemented to take maximum commercial advantage of these.

Simsmetal UK's recycling services business is currently focusing upon three key items of legislation: the End of Life (ELV) Directive, The Waste from Electrical and Electronic Equipment (WEEE) Directive and the Ozone Depleting Substances (ODS) Regulations.

During the year, in response to the introduction of the ODS Regulations, Simsmetal UK invested in a purpose designed refrigerator recycling facility at Newport. These Regulations require the processing of CFC containing fridges and freezers to be undertaken in a controlled environment in which all CFC gases are captured effectively. Capable of processing over 300,000 fridges annually, this plant is the largest of its kind and the most technologically advanced process in Europe. The facility, the UK's first operational plant, was officially opened on the 1st July 2002.

ELV-IS.net

end of life vehicle information systems

The ELV Directive moves closer to adoption into UK legislation. This Directive calls for end of life motor vehicles to be de-polluted in licensed facilities prior to processing and imposes minimum recyclable material recovery levels. Although it is expected vehicle manufacturers will eventually be held responsible for ensuring disposal in accordance with the Directive, in the short term the vehicle's last owner will face the financial burden.



This presents another opportunity for Simsmetal, and our experience in developing de-pollution rigs at our Avonmouth operation will assist our strategy of adding value to the front end of our shredding processes. During the year Simsmetal UK, in joint venture with another major operator, launched "Elv-is", an internet based data capture system. The "Elv-is" system is designed to assist manufacturers in fulfilling their reporting obligations under the Directive and is another example of how Simsmetal is adding value in the "fee for service" sector.

The WEEE Directive is scheduled for adoption by the UK in 2003/4. This Directive compels manufacturers to be responsible for the recycling of ten separate post consumer electrical product waste streams. Simsmetal is actively looking at recycling processes and other opportunities in this exciting growth market.




LANDFILL
GAS PIPELINE
BURIED BELOW
PH 3821 7687

renewable ENERGY

The past year has seen much positive and strategic growth for Landfill Management Services Pty Limited ("LMS"), in which Simsmetal has a 25% interest, with the right to move to 50%.

The ReOrganic Energy project at the Swanbank Landfill in Queensland, in which LMS has a one third interest with Thiess Services and New Hope Energy, completed commissioning during the year and is supplying gas to the CS Energy Swanbank B Coal Fired Power Station. This project represents the most successful use of this type of technology in Australia. The total energy and environmental benefits of this project in its first year of operation include the generation of approx 15,000MWh of renewable energy and the reduction of approx 77,500 tonnes of carbon dioxide equivalent greenhouse gas emissions. This is, per annum, equivalent to the removal of 18,300 cars from the road or the reduction in use of 206,500 barrels of oil or the planting of 7,900 hectares of trees.

LMS has also acquired the gas rights to the Brisbane Landfill, one of Australia's premier landfills. In a joint venture with Thiess Services and CS Energy, applications have been lodged, and preliminary approvals given, for the construction of a renewable energy facility which will generate approx 25,000MWh of green energy per year. Construction is planned for 2003.

John Falzon
managing director, landfill management SERVICES





A greenhouse gas verification audit was conducted at the South Cardup Landfill in Western Australia where LMS is combusting gas generated at the site and subsequently selling emission reduction units to BP Australia Limited. The audit, undertaken by Ernst & Young, concluded that "all methane metered (through the LMS clean burn enclosed flare) and subsequently burnt will qualify for emission reduction units". The plant has generated approximately 6,000 tonnes of emission reduction units for sale since commencement.

LMS has also formed an alliance with the Atlas Group, a company with a significant reputation in the processing and digestion of municipal waste through its Atlas Secondary Waste Treatment Process. As part of the alliance, LMS will examine the development of a renewable energy facility to supply the Atlas plant, as well as developing technologies for the use of organic residue from the process. An Atlas plant is currently operating in Western Australia at the City of Stirling and is processing approx 70,000 tonnes of municipal solid waste per annum through a mechanical sorting process. All the organics (paper, food and garden waste) are separated and can be used to create compost, energy or refuse derived fuel, while the sorted bottles, cans and other packaging materials are recovered for beneficial use.

During the year, as part of a disciplined growth strategy, and to expand its existing skill base, LMS recruited several senior personnel and established a technical services group which is responsible for the development of the micro-power system, renewable energy facilities and power stations. LMS further defined its three main business units into Gas, Energy and Power.

LMS is currently pursuing opportunities in the USA and Malaysia, with the potential to significantly expand LMS' technology to the international market.


Rick Jansen
president,
simsmetal AMERICA

global REPORTS

united states of america

Simsmetal America endured an extremely difficult trading period during fiscal 2002. The domestic steel industry has been suffering since 1997, when the Asian financial crisis led to an avalanche of cheap steel imports. Since then, more than 30 steelmakers have filed for bankruptcy and many have subsequently closed down. The massive correction in the technology sector and the subsequent slowdown in Silicon Valley had an immediate effect on our volumes. The tragic events of September 11 and the impact it had on the US economy were also far reaching. This was exacerbated towards the end of the year by the financial disclosure scandals surrounding several major corporations and even the collapse of some.

These unique conditions forced us to reshape our business to accommodate the changing conditions. The biggest impact was in the non ferrous division, where the downturn in Silicon Valley adversely affected volumes. A significant reduction in operating costs from this division compared to the previous year has it well placed to benefit from any improvement in manufacturing in the technology sector.

Despite the unsettled conditions, our ferrous division enjoyed intake levels similar to the previous year. It was also able to benefit from the significantly improved ferrous selling prices in the second half of the year. These improved conditions were partly as a result of domestic steel producers increasing production in response to the enactment by the Bush administration in March 2002 of three year tariffs of up to 30 per cent on imported steel.

Our new steel sales division posted a 21% earnings improvement on the previous year and our shredder recovery division also improved by more than 18%. The consolidated annual result exceeded the original budget and was an improvement of more than 130% on the previous year.



Various plant upgrades were undertaken throughout the year which, with the benefit of the latest technology, led to an improvement in production and recoveries. More of these upgrades are planned as we strive to achieve best practice.

We continue to train our employees in safe work procedures and their commitment has been rewarded with two of the divisions celebrating more than three years without a lost time injury and one division with more than two years. This is an ongoing program with the target being an accident free workplace.

canada

Simsmetal Canada, through its 50% owned Richmond Steel Recycling, performed strongly throughout the year. Volumes increased 7% on the previous year and the final earnings result improved by more than 50%. This division has experienced significant growth over the past few years and offers a number of opportunities for future growth.

This year management and staff celebrated three years without a lost time injury, which is a real achievement given the harsh conditions sometimes encountered in the north.







united kingdom

Simsmetal UK enjoyed a successful year with the company's export facilities being extremely busy throughout the period. With UK crude steel production at its lowest level since 1947, the company's flexibility in having deep sea dock terminals was fully realised with record tonnages passing through both its Avonmouth and Newport facilities. A two port load system was developed whereby shredded material produced at the company's dock side shredder can be loaded at Avonmouth while HMS produced at the company's heavy duty shear, and other grades, can be loaded at Newport. This has allowed Simsmetal UK to take advantage of those markets that require mixed grade cargoes.

The UK business continued to demonstrate its ongoing commitment to health and safety, with the lost time injury frequency rate down 43% for the year. This reduction has been achieved through education and job specific training, focusing all of our employees on the importance of creating a safe working environment.

Tom Bird
managing director, metals recycling - simsmetal UK



In August 2002, Simsmetal UK's new £1m rail link was opened at Nottingham. The rail link enables the Nottingham yard to transport shredded scrap produced at its 98/104 Texas Shredder to domestic mills and the dock facility at Newport, should market conditions dictate. Productivity levels from its Nottingham shredder also improved, with record tonnages being achieved.

During the year, the company continued to grow its customer base. The development of a total waste management solution for larger engineering and automotive companies is an area that Simsmetal UK will be concentrating on in the future.

The company recently began the implementation of a new maintenance and engineering system across its UK business aimed at improving information on our main production units and ultimately reducing costs. Simsmetal UK also continued to invest in both systems and process technology at its dense media separation plant in order to increase metal separation efficiency and reduce processing costs.

The receivership of ASW after year end presents a series of challenges, but the flexibility of our business leaves us well placed to respond by either continued domestic supply or the sale of material to export markets.



Darron McGree
group executive
general manager,
AUSTRALASIA

australia

Our goals for fiscal 2002 were to increase volumes in both our ferrous and non ferrous divisions, particularly from the post-consumer streams, and extract the maximum metal recoverables from these sources. A strong focus on process control and continuous improvement meant that these goals were not only met, but showed substantive gains in all key areas.

Close attention to detail, coupled with Simsmetal's continued investment in technology, resulted in metal yields from processing increasing by 15%, allowing for another strong contribution to the overall result.

The combination of increased volumes and efficiency gains resulted in reduced unit operating costs throughout Australia and enhanced our capability as a service provider to major Australian industry.

During the year, Simsmetal Queensland took delivery of a new mobile baler which, with its truck and trailer, measures 30 metres in length and weighs in excess of 80 metric tonnes. The baler commenced work in the Company's Townsville yard and will supply feed to the Brisbane shredder from across northern Queensland and the Northern Territory.

SimsSteel, the steel distribution arm of Simsmetal, achieved substantial growth during the year. Our Queensland steel distribution business became the first within the Simsmetal group to go to a full warehouse operation when it relocated to a dedicated 3000 square metre warehouse. There are plans for further expansion of this division during fiscal 2003.

Employees continued to be involved in problem solving and decision making through participation in continuous improvement teams. This allowed for the building on the good relationships between management and employees through better communication and information flow. Formal personal performance discussions were held with all employees and individual goals set, further empowering employees to contribute to their full potential. The development of stronger bonds and teamwork was reflected in a 10% reduction in labour turnover.

The strong focus on safety continued with the enhancing of observational auditing of behaviour, with particular attention to reinforcing safe working behaviour and removing unsafe elements. This commitment to safety was evidenced during the year with a 45% reduction in the lost time injury frequency rate from 13.7 to 7.5, on the back of a 35% reduction in the previous year. Of particular mention are our employees in Tasmania who achieved the proud result of 6 years without a lost time injury.







Doug McLean
general manager,
MANUFACTURING



Sims Aluminium is Australia's largest producer of specification secondary aluminium destined for the domestic automotive industry and South East Asia consumers, and a major processor of aluminium dross sourced from primary aluminium producers.

The company's Melbourne alloying plant increased production by 11% over the previous year. This productivity improvement was assisted by improved demand for the company's products from the domestic automotive sector and growth via a new product specifically developed for a major customer as a substitute for primary aluminium.

Following a detailed review of this division during the year, a strategy is now in place to improve competitiveness and profitability via a capital expansion program during fiscal 2003 focussing on new technology to further enhance productivity and reduce costs. This strategy includes rationalisation of the company's aluminium dross processing division. The St Marys NSW plant was closed during the latter part of fiscal 2002, with aluminium dross previously processed in this plant now being processed at Geelong, Victoria. This move forms part of the division's strategy to improve its cost base and concentrate on productivity improvements in fewer operating locations in line with changing fundamentals within its customer base.

At the company's salt slag recycling facility at Geelong, Victoria, an operation which recycles salt slag waste emanating from Australia's aluminium smelting industry, production volumes exceeded the previous year by 19%.

During the year, Sims Aluminium Melbourne achieved a reduction in medically treated injuries of 50%.

At **Sims Plastics**' recycling operations in Melbourne and Sydney, production volumes increased by 7% over the previous year. As a result of a strategic review of this business unit conducted during the year, relocation of the Melbourne operation took place after year end. In conjunction with a major plant upgrade, the move will result in improved efficiencies and lower costs and support a move into a niche area of the post-consumer market.

In Melbourne, Sims Plastics achieved 12 months without a lost time injury while the Sydney employees recorded the highly commendable achievement of four years without one.

The **commodities trading** division, which imports and markets semi-finished metal products including tin, copper base alloys, magnesium, arsenic and antimony via the Company's international division, enhanced its product range during the year. This business unit supports the aluminium division with a diverse range of commodities which are sold as complementary products into the Company's existing market base.







Productivity at the **Australian Refined Alloys** secondary lead joint venture ("ARA") (in which Simsmetal and Pasminco each has a 50% interest) developed during the year to the point where production capacity exceeded available feed material. Metal production was 33,925 tonnes, which was marginally below the previous year, but achieved over lower operating hours. This, together with favourable metal prices, resulted in record earnings.

The safety performance again improved in the year, evidenced by a 20% drop in the medical referred and lost time injury statistics. Attention has focussed on the behavioural aspects of safety with the introduction of programmes highlighting total awareness of employees' actions and the observation of both safe and potentially unsafe practices.

In the market place, there was a significant shift in demand by the battery industry towards calcium lead alloys. ARA responded by the installation of increased refining and alloying capacity.

The **Consolidated Extrusions** joint venture (in which Simsmetal has a 33.3% interest and Crane Group Limited the balance) had a challenging year with major restructuring following the closure of the Maidstone, Victoria plant. Domestic sales declined slightly despite an increase in residential building activity. Export markets were affected by lower world demand for brass products, particularly in North America. Raw material prices were volatile and remained relatively high. Overall, profit fell 36% compared to the previous year and funds employed increased slightly.

Substantial resources were directed to the transfer of manufacturing operations from Maidstone to the Ingleburn, NSW factory. The move, restructure and integration of the entire product range to Ingleburn were all effectively completed by year's end.

Despite the lower returns, future benefits will flow from the restructuring undertaken this year. Export volumes and prices are expected to recover gradually in line with an improving US economy.

new zealand

The Sims Pacific Metals joint venture ("SPM") (in which Simsmetal and Fletcher Building Limited each has a 50% interest) had another record year. Total sales volumes increased by over 9% compared to the previous year.

Rodney Brown
general manager,
sims pacific METALS



During the year, the SPM demolition team completed the stage II dis-establishment of the Meremere Power Station, located south of Auckland. This power station, built in the early 1950s, was closed down in 1986. The demolition, which involved the removal of boilers, auxiliaries and chimneys, was performed in a timely and safe manner and resulted in the recovery of over 4,000 tonnes of ferrous metal as well as quantities of non ferrous metals. SPM is currently engaged in stage III work involving the removal of 7 generators, which should be finished by the end of this calendar year.

Other projects successfully completed by SPM during the year included the project management for recovery of rail track, sleepers and associated materials on behalf of Tranzrail, and the processing of several hundred of their obsolete rail wagons, and the purchase and removal of ferrous metals including de-watering pipelines from the Manapouri second tailrace tunnel project in the south west of the South Island.



south pacific region

Throughout the year, PNG Recycling Limited sourced material from PNG, Fiji, New Caledonia and Vanuatu which was processed and sold to northbound customers as well as locally in Australia.

Productivity improved through more efficient yard layouts, upgraded processing equipment and a reliable transport network. Ongoing training for staff in safe work procedures has resulted in only three lost time injuries having been recorded since Simsmetal acquired the business in 1998.

One of the most exciting developments was being awarded the metal recycling contract for the Ok Tedi Copper Mine. This contract will involve the acquisition of all recyclable metal generated from the mine site for a period of five years. PNG has a number of large scale mining operations and the experience gained at Ok Tedi will enhance our prospects of securing other similar contracts in the future.

PNG Recycling continues to take a pro-active role in the community when it comes to assisting the needs of environmental issues at a local level.

sims international

Kumar Radhakrishnan
general manager,
sims INTERNATIONAL



With Sims International's activities continuing to gain momentum, the volumes handled by the division on behalf of the group during fiscal 2002 more than doubled from that of the previous year. Our representative office in China recorded a strong performance during the year by capitalizing on opportunities available for exports from China, as well as the traditional imports of various non ferrous and ferrous metal products into China. Despite difficult trading conditions, the south East Asian office located in Malaysia also performed satisfactorily, taking advantage of niche opportunities.

Sims International established a new representative office in India during the year and this is expected to significantly strengthen our regional sales network. India is growing in importance as a market for both secondary ferrous and non ferrous products and, in recent years, export volumes from the Simsmetal group into this region have grown consistently. Through this new initiative, we expect to gain better market penetration and develop valuable relationships with customers in the region and position the group well for future growth.

During the year, non ferrous brokerage volumes exceeded 20,000 metric tonnes. In order to develop this segment of our business on a sustainable basis over the long term, Sims International has entered into strategic marketing agreements with key suppliers in some overseas markets. Other opportunities are being closely evaluated.

Core values

- achieving our goals in a safe work environment
- maintaining constant global and local market awareness
- common goals achieved through teamwork and commitment to industry best practice
- maximising profitability whilst building an outstanding customer service culture





health and safety

The commitment to the health and safety of all its employees continues to be given high priority by the Simsmetal group at all levels internationally. A comprehensive reporting system is in place which captures information and distributes it throughout the organisation via monthly meetings of operational personnel to the Company's board and board sub-committee. This allows for the creation of strategies that lead to constant improvement and the reduction of risks.

There are experienced personnel with exclusive health and safety responsibilities in every division of the group, supported by qualified safety representatives and skilled line managers with access to expert external resources.

With the acknowledged beneficial outcomes of proper risk management, efforts have increased to expand the capability of employees to perform risk assessments. During the past 12 months, emphasis was placed on training personnel to perform risk assessments in accordance with Australian and New Zealand Risk Management Standard AS4360. A risk assessment tool was also created and circulated throughout the group. These initiatives have been supported by an overall safety management program. This has been further supported by integrating components of AS4801 and AS4804 Occupational Health & Safety management systems.



Voluntary health assessments were recently introduced to the Australian workforce. This allows all employees to undergo an independent health assessment and will be followed up on an ongoing basis by the introduction of initiatives to assist our people to adopt alternative healthier lifestyles. This program is already being successfully run in our UK operations.

DuPont observation behaviour training has been provided to all senior and line management in Australia and has also now been fully introduced to our New Zealand and UK divisions. This training, coupled with formal management systems, has had an impact on the safety culture of the group, reflected in a global reduction of 22% in the lost time injury frequency rate from 21.2 in fiscal 2001 to 14.4 in fiscal 2002.

The commitment to health and safety was again supported with relevant personnel from all international divisions within the group attending the annual Risk, Safety & Environmental Conference held in Australia.

our people

The experience and capability of Simsmetal's workforce is a fundamental strength of the Company and employees across all parts of the business have demonstrated commitment to improving our business.

The Company continued to support its 'promote from within' philosophy in moving qualified staff to new positions and different locations throughout the organisation. This practice is reflected at all levels, most notably this year with the appointment of Jeremy Sutcliffe to the position of Group Chief Executive, upon the retirement of long standing Managing Director, John Crabb.

A number of personnel have been allocated to support the new Recycling Services division to service the international demand for the recycling of complex waste streams such as end of life motor vehicles and electronic goods.

Simsmetal has, in key leadership positions, excellent people with a depth of industry and technical experience. To provide an overall strategic focus to organization capability, the Company has appointed a Group Human Resources Manager located at head office and reporting directly to the Group Chief Executive. She will work closely with management teams in developing 'people initiatives' that support the business needs of the group.

Throughout the year, the Company continued to train and develop staff in a number of areas. Considerable training effort was undertaken in trade practices, health, safety and the environment. As a new initiative, Sims Australia introduced on-line learning programs for all its employees, providing access to more than 400 different courses.

With the human resource strategy aligned to support our growing international business, the coming year will see attention directed towards fostering a true performance culture, acquiring and developing talented personnel, identifying and developing new skills required for current and future business strategies, and management and leadership development.



environment

Simsmetal, as an international recycler operating on three continents and supported by a world wide trading network, contributes to sustainable development and resource optimization whilst providing socially and economically desirable outcomes.

Simsmetal continues to work closely with government entities at international, national, state and local levels to ensure best practice recycling outcomes as well as compliance with environmental regulations affecting its operations. The Company also works with relevant public interest groups as well as industry groups such as the Australian Industry Group, Australian Council of Recyclers, Bureau International of Recycling in Brussels and the Institute of Scrap Recycling Industries in the USA.

The Company has a comprehensive system to ensure environmental compliance. This system includes incident reporting, continuous improvement and leading edge environmental auditing procedures directly linked to management performance schedules and environmental expenditure plans. The group's operations all comply with the ISO 9000 series environmental standards and are progressively acquiring ISO 14000 series certification, the highest environmental standard in the world. Information from all operations is compiled on a monthly basis and reported to the board of directors, who also receive detailed advice on environmental matters via the environmental board sub-committee that meets four times a year.

Our environmental objective is to improve the environment through the expansion and advancement of our recycling activities

In most jurisdictions, Simsmetal's activities as a receiver, distributor and processor of secondary materials requires the approval of the local environmental authority to operate. The Company holds all necessary approvals, as well as appropriate licenses which are typically negotiated with the environmental authority and reviewed each year. The Company works co-operatively with environmental authorities at all levels to ensure that the highest achievable environmental outcomes are met.



board of DIRECTORS

paul MAZOUDIER

jeremy SUTCLIFFE

geoffrey BRUNSDON

charles COPEMAN

ross CUNNINGHAM

michael FEENEY

Paul Mazoudier BA, LLB (Hons)

(age 60) - Chairman - 14,082 shares

Chairman of the Company since 1999 and Non-executive Director since 1991. Chairman Board Environmental, Occupational Health & Safety Committee and Board Remuneration Committee. Ex officio member Board Audit & Compliance Committee. Formerly an executive director of Sims Consolidated (1974-79) and former partner and NSW Chairman of Minter Ellison, lawyers. Director and Chairman of Ambition Group Limited, Bishop Technology Group Limited and Atlas Copco Australia Pty Limited and a director of AMP Limited and HPAL Limited.

Jeremy Sutcliffe LLB (Hons)

(age 45) - Group Chief Executive - 343,798 options

Director since 1 March 2002. Member Board Environmental, Occupational Health & Safety Committee and Board Finance & Investment Committee. Ex officio member Board Audit & Compliance Committee and Board Remuneration Committee. Board member of the Ferrous Division of the Bureau of International Recycling. Held various senior executive positions since 1991 including Chief Executive UK before assuming the position of Group Chief Executive on 1 March 2002. Director of other Simsmetal Limited subsidiaries and associated companies.

Geoffrey Brunsdon B.Com

(age 44) - 3,250 shares

Non-executive Director since 1999. Member Board Audit & Compliance Committee and Chairman Board Finance & Investment Committee. Director of ING Australia Holdings Limited, ING Management Limited, ING Bank (Australia) Limited and Chairman of Wenona Foundation Limited. Principal Winstar Partnership Limited. He is a Chartered Accountant and an Associate of the Securities Institute of Australia.

Charles Copeman AM B.Eng (Mining)

(age 72) - 7,791 shares

Non-executive Director since 1991. Member Board Environmental, Occupational Health & Safety Committee. From 1982 to 1988, was Chief Executive and director of the Peko Wallsend Group which included the Simsmetal companies. Director of Mosaic Oil N.L.

Ross Cunningham B.Sc. (Metallurgy), MBA

(age 57) - 250,000 options

Director since 1984. Member Board Audit & Compliance Committee and Board Finance & Investment Committee. Fellow of the Australian Institute of Company Directors and Member of the Financial Executives Institute of Australia. Joined the Company in 1967 and has held various line and support management positions in Australia and South East Asia including the positions of General Manager NSW and General Manager Finance & Administration. Director of other Simsmetal Limited subsidiaries and associated companies.

Michael Feeney B. Com (Marketing)

(age 56) - 25,504 shares

Non-executive Director since 1991. Chairman Board Audit & Compliance Committee and Board Remuneration Committee. Formerly Finance and Strategy Director for Philip Morris, Executive Director Strategy and Corporate Affairs for Elders IXL and Executive Director Corporate Strategy of Elders Resources NZFP. Principal Collins Associates Limited. Director of Ausdoc Group Limited, Freightways Express Limited and Feltex Carpets Limited.

John Crabb retired as Managing Director and Chief Executive Officer on 28 February 2002.

ate GOVERNANCE

The board of directors is responsible for protecting the rights and interests of the shareholders through the implementation of sound strategies and action plans and the development of an integrated framework of controls over the consolidated entity's resources, functions and assets including compliance with regulatory regimes such as the Trade Practices Act. The Company's main corporate governance practices in place during the financial year are summarised below.

The board is responsible for the overall corporate governance of the consolidated entity including the appointment, termination and performance appraisal of the Group Chief Executive, the establishment of the strategic direction of the group, setting goals for management, monitoring the achievement of these goals and adherence to appropriate ethical standards.

The board has established four board committees to assist in the execution of board responsibilities, namely, a *Remuneration Committee, an Audit & Compliance Committee, an Environmental, Occupational Health & Safety* Committee and a Finance & Investment Committee.

The board, through its regular meetings, maintains a framework for the management and review of the consolidated entity including such matters as internal control, business risk management and board performance.

The composition of the board is determined using the following principles:

- *The board shall comprise a minimum of six directors. This number may be increased where additional expertise* is appropriate.
- The Chairman of the board shall be a non-executive director.
- The board shall comprise a majority of non-executive directors.
- The board shall comprise directors with a broad range of expertise.
- At any meeting where there is equal representation of executive and non-executive directors, the non-executive Chairman shall have the casting vote.

The composition of the board is reviewed by the board from time to time to ensure that the board has the appropriate mix of expertise and experience. If a new director is to be appointed, then the board appoints the most suitable candidate who must stand for re-election at the next annual general meeting of shareholders. Directors are subject to re-election by rotation every three years.

The board has an ongoing program of visiting principal operating sites of the group each year.

The role of the Remuneration Committee, which is composed of only non-executive directors, is to review and make recommendations to the board on remuneration packages and policies applicable to the executive directors and senior executives. This role also includes responsibility for employee share and option plan allocations, incentive performance packages, succession planning and directors' and officers' indemnity and liability insurance policies. Employee shares, options and other forms of incentive, are considered to be remuneration and are valued as such in employees' remuneration packages.

The Remuneration Committee comprises a minimum of two non-executive directors, currently Messrs. P K Mazoudier (Chairman) and J M Feeney. Other directors may be invited to the Remuneration Committee meetings as required to discuss management performance and remuneration packages.

The Remuneration Committee meets at least once per annum and otherwise as required.

audit & compliance ("audit") committee

The principal role of the Audit Committee is to assist the board in ensuring, on a continuing basis, the maintenance of a satisfactory level of internal controls throughout the group and the fulfilment of its prudential and legal responsibilities under the Company's Constitution, the Australian Stock Exchange ("ASX") Listing Rules, the Corporations Act and other relevant regulations.

The Audit Committee is composed of a majority of non-executive directors with a minimum of three members of the board, elected by the board and chaired by a non-executive director who is not the chairman of the board. Current members of the Audit Committee are Messrs J M Feeney (Chairman), G N Brunsdon and R B Cunningham. The non-executive directors who are not members of the Audit Committee are invited to attend Audit Committee meetings, as is the Group Chief Executive.

The Audit Committee operates under a charter which addresses the key responsibilities, accountabilities and entitlements of the Audit Committee. A copy of the charter is available for inspection by shareholders. The Audit Committee reviews the performance of the internal and external auditors and meets with them to discuss matters of relevance, including reviewing all audit reports resulting from the internal and external audit function. The internal audit function is under the control of a General Manager Audit & Compliance who reports quarterly to the Audit Committee. The primary reporting line for the Company's auditors is to the Chairman of the Audit Committee. The external auditor has in place a rotation of audit partners.

Independently of management, the Chairman of the Audit Committee discusses with the auditor twice a year the half-yearly and annual accounts. The Audit Committee reviews all quarterly announcements with management, and half-yearly and annual announcements with management and the external auditor, prior to their submission to the Board for approval and release.

The Audit Committee has the authority, under its charter, to conduct or authorise investigations into any matter within its scope of responsibility and retain external professional advisers and consultants to assist in the conduct of any investigation, should such action be deemed necessary.

The Audit Committee monitors non audit work carried out by the external auditor.

All acquisitions and other major capital expenditure are subjected to a post completion audit by the internal auditor who reports on such audits to the Audit Committee.

environmental, occupational health & safety ("eohs") committee

The principal role of the EOHS Committee is to assist the board in ensuring, on a continuing basis, the group's compliance with its moral and legal EOHS responsibilities in all jurisdictions in which the group operates.

The EOHS Committee consists of a minimum of three members of the board, elected by the board, and chaired by a non-executive director. Current board members of the EOHS Committee are Messrs P K Mazoudier (Chairman), A C Copeman and J L Sutcliffe.

The EOHS Committee meets at least four times each year to review the performance of the group in relation to its EOHS responsibilities and other matters of relevance. Senior group management with responsibilities for the EOHS functions attend such meetings.

The role of the F&I Committee is to review, advise and report to the board on financial and capital management matters pertinent to the Company. The F&I Committee also reviews broad investment policies and guidelines for the group and makes recommendations to the board.

The F&I Committee consists of a minimum of three members of the board, elected by the board, and chaired by a non-executive director. Current members of the F&I Committee are Messrs G N Brunsdon (Chairman), J L Sutcliffe and R B Cunningham.

The board regularly monitors the operational and financial performance of the Company and consolidated entity against budget and other key performance measures. The board also reviews and receives advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all identified risks of the business.

All directors and senior executives of the Company and its subsidiaries are restricted from trading in the Company's securities outside of approved time periods. Clearance may be sought from the Chairman for trading outside the approved time periods.

The board aims to ensure that shareholders are informed of all major developments affecting the group's state of affairs. The board makes quarterly announcements of group financial results to the ASX and media outlets. Shareholders may access all Company announcements on the Company's website at www.simsmetal.com.au.

The board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the group's strategies and goals.

directors' REPORT

directors' report for the year ended 30 june 2002

Your directors present their report on the consolidated entity consisting of Simsmetal Limited and the entities it controlled at the end of, or during, the year ended 30 June 2002.

the directors

The persons who were directors of Simsmetal Limited (the Company) during the whole of the financial year and up to the date of this report are detailed on page 17 of this annual report.

principal activities of the consolidated entity

Details of the principal activities of the consolidated entity during the year are addressed in the Group Chief Executive's Report and in the notes to the financial statements.

trading results

The consolidated net profit of the consolidated entity for the year was $48.525 million.

dividends

The fiscal 2001 fully franked final dividend of 17 cents per ordinary share referred to in the directors' report dated 20 August 2001 was paid on 12 October 2001. A fully franked interim dividend of 17 cents per ordinary share for fiscal 2002 was paid on 12 April 2002 and a fully franked final dividend of 19 cents per share will be paid on 11 October 2002.

state of affairs

The directors are not aware of any significant change in the state of affairs of the Company during the financial year other than as set out in the Group Chief Executive's Report.

subsequent events

The directors are not aware of any matter or circumstance that has arisen since the end of the financial year which will significantly affect or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

likely developments

Information as to the likely developments in the operations of the consolidated entity are set out in the Group Chief Executive's Report.

environmental regulation

The Simsmetal group has licences and consents in place at each of its operating sites as prescribed by environmental laws and regulations that apply in each respective location. More specific details on environmental practices are set out on page 15 of this annual report.

directors and their interests and benefits

The names of the directors of the Company in office at the date of this report together with their qualifications and experience and relevant interest in the share capital of the Company or of a related body corporate, are set out on page 17 of this annual report.

directors' REPORT

directors' meetings

The number of directors' meetings and meetings of committees of directors held during the financial year and the number of meetings attended by each director were:

	Board of Directors	Audit & Compliance Committee	EOHS # Committee	Remuneration Committee	Finance & Investment Committee
Meetings Held	13	6	5	4	2
Paul Mazoudier *	13	4	5	4	
Geoffrey Brunsdon	13	6			2
John Crabb **	9	5	3	2	1
Jeremy Sutcliffe ** ±	4	1	2	2	1
Charles Copeman	13		5		
Ross Cunningham	13	6			2
Michael Feeney	13	6		4	

* *Mr Mazoudier is an ex officio member Board Audit & Compliance Committee.*

** *Mr Crabb resigned as a director on 28 February 2002 and Mr Sutcliffe was appointed a director on 1 March 2002.*

± *Mr Sutcliffe is an ex officio member Board Audit & Compliance Committee and Board Remuneration Committee.*

Environmental, Occupational Health & Safety.

directors' and senior executives' emoluments

The Remuneration Committee, consisting of two non-executive directors, advises the board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for the executive directors and other senior executives.

Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements, performance-related bonuses and fringe benefits. Executives are also eligible to participate in the Simsmetal Limited Group Employee Share and Option Plans, the grants of which have been suspended. No shares or options were issued during or since the end of the financial year under either the Employee Share or Option Plans. Mr Sutcliffe, the Group Chief Executive, has his own incentive plan. Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the group's diverse operations.

Non-executive directors receive an annual fee for their services as determined by the board within the maximum amount approved by the shareholders from time to time. Non-executive directors do not receive additional fees for serving on board committees. On retirement, the directors receive a payment based on their years of service. The amount provided for these retirement benefits at the end of the financial year amounted to $1,219,000. Remuneration of directors and their terms of office are governed by Simsmetal's constitution and not by contract.

Details of the nature and amount of each element of the emoluments of each director of Simsmetal Limited and the 5 Other Executives of Simsmetal Limited and the consolidated entity receiving the highest emoluments are set out in the following tables.

Non-executive Directors of Simsmetal Limited

Name	Base Fee A$	Superannuation A$	Total A$
P K Mazoudier Chairman	135,000	10,800	145,800
G N Brunsdon	63,000	5,040	68,040
A C Copeman	63,000	-	63,000
J M Feeney	63,000	5,040	68,040

Executive Directors of Simsmetal Limited

Name	Base Salary A$	Bonus A$	Superannuation & other benefits A$	Interest Share Loan A$	Total A$
J Crabb - former Managing Director & CEO (till 28/2/02)	430,055	-	1,552,002*	37,350	2,019,407
J L Sutcliffe - Group Chief Executive (from 1/3/02)	442,062	249,866	126,684	19,637	838,249
R B Cunningham - Executive Director Group Finance & Strategy	373,354	228,401	123,005	23,192	747,952

* *Includes retirement payment, Long Service Leave, Annual Leave payments and Superannuation contributions*

Other Executives of Simsmetal Limited and the Consolidated Entity

Name	Base Salary A$	Bonus A$	Pension/ Superannuation & other benefits A$	Interest Share Loan A$	Total A$
C R Jansen - President - USA	684,853	179,180	140,861	19,637	1,024,531
D R McGree - Group Executive General Manager - Australasia	288,427	101,796	97,947	14,871	503,041
W T Bird - Managing Director - Metals Recycling UK	250,221	75,068	99,715	1,464	426,468
G Davy - Managing Director - Sims Recycling Services - Europe & North America	250,221	75,068	55,616	-	380,905
R R Brown - General Manager - NZ	211,194	89,042	69,510	6,000	375,746

" Other Executives " are those officers involved in setting the strategic direction of the Company and its controlled entities.

Information on options issued as part of the remuneration of the Executive Directors of Simsmetal Limited and of the Other Executives of the Company and the consolidated entity receiving the highest emoluments, are set out in the following section of this report.

share options granted to directors and other executives

193,798 options were issued on 28 February 2002 to Mr Sutcliffe on his appointment as Group Chief Executive of the Company and pursuant to his incentive plan. The number of options granted was determined by dividing an amount equal to 50% of the base remuneration of Mr Sutcliffe by the option value as at the date of the grant. The option value was determined by reference to the so-called Black-Scholes option pricing model. Factors taken into account by that model include the exercise price, the term of the option, the current price and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The options granted to Mr Sutcliffe are subject to vesting under a performance hurdle formula based on the total shareholder return of the Company as measured against an S&P/ASX200 related "peer" group of companies at certain specified times in the future.

No options were issued during or since the end of the financial year to any of the other directors or Other Executives of the Company and the consolidated entity referred to above.

directors' REPORT

shares under options

Unissued ordinary shares of Simsmetal Limited under option pursuant to the Simsmetal Limited Group Employee Option Plan and Mr Sutcliffe's incentive plan at the date of this report are as follows:

Number	Issue Price of Shares A$	Expiry Date
930,000	8.29	27 April 2003
1,065,000	6.54	1 September 2003
250,000	6.46	16 November 2003
200,000	6.39	30 November 2004
90,000	5.86	31 July 2005
193,798	6.75	28 March 2007

Other than the 193,798 options expiring 28 March 2007, the above options are exercisable at any time prior to the expiry date. The 193,798 options expiring 28 March 2007 are exercisable (subject to meeting certain vesting pre-conditions) at any time from 28 February 2005 until the expiry date. No option holder has any right under the options to participate in any other share issue of the Company or of any other entity. 70,000 ordinary shares of Simsmetal Limited were issued during the financial year and up to the date of this report, as a result of the exercise of options issued under the Simsmetal Limited Group Employee Option Plan.

indemnification and insurance of officers

During the year, the Company paid a premium of $66,000 in respect of a contract insuring all directors and executive officers of the Company (and/or any subsidiary companies in which it holds greater than 50% of the voting shares), including directors in office at the date of this report and those who served on the board during the year, against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The directors have not included details of the nature of the liabilities covered as such disclosure is prohibited under the terms of the contract.

rounding of amounts to nearest thousand dollars

The amounts in the financial report, where appropriate and unless otherwise stated, have been rounded off to the nearest thousand dollars in accordance with ASIC Class Order 98/0100.

For and on behalf of the board:

P K Mazoudier
Chairman
Sydney 22 August 2002

J L Sutcliffe
Group Chief Executive

financial STATEMENTS

statements of FINANCIAL PERFORMANCE

for the year ended 30 June 2002

	Notes	Consolidated 2002 $'000	Consolidated 2001 $'000	Parent Entity 2002 $'000	Parent Entity 2001 $'000
Revenue from ordinary activities	2	1,422,934	1,357,874	528,289	488,448
Expenses from ordinary activities	3	1,345,287	1,289,353	496,177	444,229
Borrowing costs expense	3	7,214	12,076	32	443
Share of net profit / (loss) of associates accounted for using the equity method	24	775	613	134	(25)
Profit from ordinary activities before income tax expense	3	71,208	57,058	32,214	43,751
Income tax expense relating to ordinary activities	4	22,649	16,193	8,615	9,245
Profit from ordinary activities after related income tax expense		48,559	40,865	23,599	34,506
Net profit / (loss) attributable to outside equity interest		34	(29)	-	-
Net profit attributable to members of Simsmetal Limited	16	48,525	40,894	23,599	34,506
Net increase in asset revaluation reserve	16	10,951	-	-	-
Net exchange differences on translation of financial reports of foreign controlled entities	16	(3,325)	5,821	-	-
Total revenues, expenses and valuation adjustments attributable to members of Simsmetal Limited recognised directly in equity		7,626	5,821	-	-
Total changes in equity other than those resulting from transactions with owners in their capacity as owners		56,151	46,715	23,599	34,506
		Cents	Cents		
Basic earnings per share	28	54.0	46.6		
Diluted earnings per share	28	53.0	45.7		

The above statements of financial performance should be read in conjunction with the accompanying notes.

statements of FINANCIAL POSITION

as at 30 June 2002

		Consolidated		Parent Entity	
		2002	2001	2002	2001
	Notes	$'000	$'000	$'000	$'000
Current assets					
Cash assets	29	71,202	43,825	56,459	38,586
Receivables	5	157,898	148,872	40,520	40,710
Inventories	6	75,905	76,006	35,811	35,930
Other	9	4,139	6,211	1,642	1,169
Total current assets		309,144	274,914	134,432	116,395
Non current assets					
Receivables	5	1,060	16,681	10,498	31,216
Investments accounted for using the equity method	7	4,077	3,302	235	101
Financial assets	7	13	13	198,037	198,518
Property, plant and equipment	8	221,132	232,518	45,773	44,361
Deferred tax assets	9	6,844	5,858	3,766	3,996
Intangible assets	10	76,473	84,501	3,896	4,109
Total non current assets		309,599	342,873	262,205	282,301
Total assets		618,743	617,787	396,637	398,696
Current liabilities					
Payables	11	129,534	111,102	38,393	38,094
Interest bearing liabilities	12	-	1,617	-	-
Current tax liabilities	13	11,146	14,497	4,382	8,238
Provisions	14	27,221	27,306	23,481	21,890
Total current liabilities		167,901	154,522	66,256	68,222
Non current liabilities					
Payables	11	-	-	85,787	80,296
Interest bearing liabilities	12	94,052	136,171	-	-
Deferred tax liabilities	13	9,060	9,421	2,368	1,726
Provisions	14	8,892	9,688	4,516	9,275
Total non current liabilities		112,004	155,280	92,671	91,297
Total liabilities		279,905	309,802	158,927	159,519
Net assets		338,838	307,985	237,710	239,177
Equity					
Parent entity interest					
Contributed equity	15	219,603	212,190	219,603	212,190
Reserves	16	22,836	15,210	-	-
Retained profits	16	96,399	80,353	18,107	26,987
Total parent entity interest		338,838	307,753	237,710	239,177
Outside equity interests in controlled entities	23	-	232	-	-
Total equity		338,838	307,985	237,710	239,177

The above statements of financial position should be read in conjunction with the accompanying notes.

statements of CASH FLOWS

for the year ended 30 June 2002

	Notes	Consolidated 2002 $'000	Consolidated 2001 $'000	Parent Entity 2002 $'000	Parent Entity 2001 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		1,463,823	1,376,360	544,042	495,916
Payments to suppliers and employees (inclusive of goods and services tax)		(1,333,836)	(1,256,668)	(485,889)	(435,163)
		129,987	119,692	58,153	60,753
Interest received		1,778	1,122	1,964	1,025
Borrowing costs		(7,214)	(12,076)	(32)	(443)
Income taxes paid		(21,340)	(11,614)	(11,397)	(7,812)
Net cash inflow from operating activities	29	103,211	97,124	48,688	53,523
Cash flows from investing activities					
Payments for property, plant and equipment		(28,399)	(15,985)	(10,309)	(6,569)
Payments for other investments		-	(2,507)	-	(2,104)
Net proceeds from sale of controlled entities	23	1,938	-	1,997	-
Proceeds from insurance claim re plant and equipment		1,148	-	-	-
Proceeds from sale of property, plant and equipment		4,732	1,839	514	99
Net cash outflow from investing activities		(20,581)	(16,653)	(7,798)	(8,574)
Cash flows from financing activities					
Proceeds from borrowings		68,951	198,049	3,000	16,500
Repayment of borrowings		(97,520)	(239,256)	(3,000)	(16,500)
Proceeds from issue of shares		7,413	10,835	7,413	10,835
Dividends paid		(30,430)	(26,190)	(30,430)	(26,190)
Dividends paid to outside equity interest in controlled entity		-	(26)	-	-
Net cash outflow from financing activities		(51,586)	(56,588)	(23,017)	(15,355)
Net increase in cash held		31,044	23,883	17,873	29,594
Cash at the beginning of the financial year		39,850	15,695	38,586	8,992
Effects of exchange rate changes on cash		308	272	-	-
Cash at the end of the financial year	29	71,202	39,850	56,459	38,586

The above statements of cash flows should be read in conjunction with the accompanying notes.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. Comparative information has been reclassified where necessary to ensure comparability with the current reporting period. This applies particularly in respect to the first application of the revised Accounting Standards AASB 1005 Segment Reporting and AASB 1027 Earnings per Share.

a) Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Simsmetal Limited ("Company" or "parent entity") as at 30 June 2002 and the results of all controlled entities for the year then ended. Simsmetal Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this method, the consolidated entity's share of the post acquisition profits or losses of associates is recognised in the consolidated statement of financial performance, and its share of post acquisition movements in reserves is recognised in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence but not control.

b) Revaluation of non current assets

The consolidated entity has not adopted a policy of revaluing its non current assets on a regular basis. Non current assets are revalued from time to time as considered appropriate by the directors and are not stated at amounts in excess of their recoverable amounts. Except where stated, recoverable amounts are not determined using discounted cash flows.

The asset revaluation reserve is used to record increments and decrements relating to the revaluation of non-current assets.

Potential capital gains tax is not taken into account in determining revaluation amounts unless it is expected that a liability for such tax will crystallise.

Change in accounting policy for the valuation of land and buildings

Until 30 June 2001, land and buildings were carried on the cost basis and valuations obtained at least every 3 years for disclosure purposes. Applying AASB 1041 'Revaluation of Non-Current Assets', the entity elected to adopt the fair value basis for measuring land and buildings from 1 July 2001. The directors decided to change the accounting policy because the fair value basis will result in a more current indication of the value of these assets.

The change in accounting policy resulted in an increase of $12,951,000 in the consolidated carrying amount of land and buildings as at 30 June 2002, with a corresponding increase in the consolidated asset revaluation reserve and consolidated total assets, net assets and total equity. The change had no effect on revenues or expenses in the statements of financial performance for the current year, however will increase the aggregate amount of the depreciation expense to be charged over future periods by $1,340,000 being the amount of the revaluation of the buildings.

c) Foreign currency translation

Translations denominated in a foreign currency are converted at the exchange rate at the date of transaction. Foreign currency receivables and payables at balance date are translated at exchange rates at year end. Exchange gains and losses are brought to account in determining the profit or loss for the year. The consolidated entity enters into forward foreign exchange contracts and option contracts to buy and sell specified amounts of foreign currencies in the future at pre-determined exchange rates. These contracts are entered into to hedge future sale and purchase transactions. Exchange gains, losses and costs arising on forward foreign exchange and option contracts entered into as hedges of future transactions are deferred and included in the determination of the amounts at which the transactions are brought to account. Assets and liabilities of self-sustaining overseas controlled entities (refer note 23) are translated at exchange rates existing at year end and the exchange gain or loss arising on translation is carried directly to a foreign currency translation reserve.

d) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs of finished goods and raw materials are determined on a consistent basis using the FIFO basis. Cost comprises prime costs and an appropriate proportion of fixed and variable overhead expenditure.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Depreciation of property, plant and equipment

Property, plant and equipment, other than freehold land, are depreciated over their expected useful life, using reducing balance or straight line methods as appropriate. Leasehold improvements are written off over the period of the lease or expected useful life, whichever is shorter.

The expected useful lives are as follows:
Buildings 25 - 40 years
Plant and equipment 3 - 14 years

Profits and losses on disposals of property, plant and equipment are taken into account in determining the profit for the year.

f) Goodwill

Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account at cost and is amortised on a straight line basis over the period of the expected benefit, with a maximum amortisation period of 20 years.

g) Leased non current assets

Leases entered into by the consolidated entity under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Operating lease payments are charged to expense over the period of expected benefits.

h) Financial assets and liabilities

Unless otherwise stated, financial assets and liabilities are carried at net fair value and settled on normal trading terms.

A provision is raised for any doubtful debts based on an ongoing review of all outstanding amounts. Bad debts are written off during the period in which they are identified.

The consolidated entity's exposure to credit risk is generally the carrying amount of financial assets net of any provision for doubtful debts.

Monetary financial assets and liabilities not traded in an organised financial market, being trade debtors, trade accounts payable, accruals and dividends payable, are valued on a cost basis (which approximates net market value).

i) Employee entitlements

The amounts expected to be paid to employees for their pro rata entitlement to annual leave are accrued annually at current remuneration rates. A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows. Contributions to defined benefit and other employee superannuation plans are charged as an expense as the contributions are paid or become payable. Amounts lent to employees through the employee share plan are included in receivables and the cost of providing loans on an interest free basis is recognised as a periodic cost over the term of the loans.

j) Revenue recognition

Sales revenue represents revenue earned from the sale of the consolidated entity's products and services, net of returns, trade allowances and duties and taxes paid. Other revenue includes interest income on short term investments, proceeds on the disposal of property, plant and equipment and in the case of the parent entity, dividends received from controlled entities.

k) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

No provision has been made for additional taxes which could become payable if certain reserves of the overseas controlled entities were to be distributed as it is not expected that any substantial amount will be distributed from those reserves.

No provisions have been made for any taxes on capital gains which could arise in the event of a sale of non current assets for the amounts at which they are stated in the financial statements as it is not expected that any such liability will arise.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l) Joint ventures

Where the consolidated entity has entered into unincorporated joint ventures, the financial statements include the consolidated entity's proportionate interest in the assets and liabilities of those joint ventures under the relevant statements of financial position headings.

m) Cash flows

For the purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

n) Earnings per share

Basic earnings per share is determined by dividing the operating profit after income tax attributable to members of Simsmetal Limited by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account amounts unpaid on ordinary shares and any reduction in earnings per share that will probably arise from the exercise of options outstanding during the financial year.

o) Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date, as well as any dividends to be paid out of retained profits at the end of the financial year where the dividend was proposed, recommended or declared between the end of the year and the completion of the financial report.

p) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in the net profit or loss in the reporting period in which the recoverable amount write-down occurs.

The expected net cash flows included in determining recoverable amounts of non-current assets are not discounted to their present values using a market-determined, risk-adjusted discount rate.

q) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken, at the date of acquisition, plus incidental costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(f).

r) Receivables

All trade debtors are recognised at the amounts receivable as they are generally due for settlement no more than 90 days from the date of recognition.

Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. A provision for doubtful debts is raised when some doubt as to collection exists.

s) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

t) Interest bearing liabilities

Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

NOTE 2. REVENUE

Revenue from operating activities				
Sale of goods	1,409,220	1,351,900	523,322	471,768
Revenue from outside the operating activities				
Interest	1,778	1,122	1,964	1,025
Dividends	-	-	-	15,059
Insurance claim re plant and equipment	1,148	-	-	-
Proceeds from sale of property, plant and equipment	4,732	1,839	514	99
Proceeds from sale of controlled entity	1,997	-	1,997	-
Other	4,059	3,013	492	497
	13,714	5,974	4,967	16,680
Revenue from ordinary activities (excluding share of equity accounted net profit of associates)	1,422,934	1,357,874	528,289	488,448

NOTE 3. PROFIT FROM ORDINARY ACTIVITIES

(i) Profit from ordinary activities before income tax expense includes the following specific expenses and net gains:

Expenses				
Cost of sales	897,518	927,378	366,419	371,661
Amortisation of goodwill	6,191	6,172	269	158
Depreciation and amortisation:				
Buildings	1,603	2,026	85	75
Leasehold Improvements	309	379	3	90
Plant and Equipment	29,916	30,927	8,265	9,216
Rental expense on operating leases	9,050	10,410	2,045	1,687
Bad debts written off	441	25	37	23
Provision for:				
Employee entitlements	6,491	7,033	3,925	3,522
Doubtful debts	4,472	340	164	153
Environment compliance	-	-	(4,045)	-
Other	944	315	944	451
Defined benefit superannuation expense	3,572	3,552	1,507	1,250
Net losses on sale of property, plant and equipment	-	-	31	-
Net losses on foreign currency transactions	47	117	43	-
Net gains				
Net gains on insurance claim re plant and equipment	1,038	-	-	-
Net gains on foreign currency transactions	-	-	-	173
Net gain on sale of investments	1,673	176	1,516	-
Net gain on sale of property, plant and equipment	1,276	171	-	80
Interest				
Interest received:				
Related parties	-	-	(496)	(588)
Other corporations	(1,778)	(1,122)	(1,468)	(437)
	(1,778)	(1,122)	(1,964)	(1,025)
Interest paid:				
Other corporations	7,214	12,076	32	443
Net interest paid / (received)	5,436	10,954	(1,932)	(582)

NOTE 3. PROFIT FROM ORDINARY ACTIVITIES (continued)

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	$	$	$	$
(ii) Remuneration of auditors				
Amounts received, or due and receivable, for:				
Auditing and reviewing the financial reports of the entities in the consolidated entity				
By the auditor of the parent entity	124,000	119,000	118,500	113,500
By related practices of the auditor of the parent entity	296,885	228,693	-	-
	420,885	347,693	118,500	113,500
Other services				
By the auditor of the parent entity	150,292	136,705	144,685	112,390
By related practices of the auditor of the parent entity	46,907	24,507	21,251	-
	197,199	161,212	165,936	112,390
	618,084	508,905	284,436	225,890
Auditing and reviewing the financial reports of joint ventures and other entities in the consolidated entity				
By auditors other than the auditor of the parent entity or its related practices	33,364	28,622	33,364	28,622

	$'000	$'000	$'000	$'000
(iii) Expenses from ordinary activities				
Raw materials and finished goods included in cost of sales	828,742	823,642	342,164	315,628
Freight expense	157,663	119,014	55,222	34,492
Employee benefits expense	138,590	128,914	46,789	38,880
Depreciation and amortisation expense	38,019	39,504	8,622	9,539
Repairs and maintenance expense	48,158	49,573	11,429	12,713
Other expenses from ordinary activities	134,115	128,706	31,951	32,977
	1,345,287	1,289,353	496,177	444,229

NOTE 4. INCOME TAX

(a) The income tax expense for the financial year differs from the amount prima facie calculated on the profit. The differences are reconciled as follows:				
Income tax calculated on profit from ordinary activities at 30% (2001 - 34%)	21,362	19,400	9,664	14,875
Tax effect of permanent differences				
Research and development	555	-	-	-
Rebateable dividends	-	-	-	(5,120)
Non deductible amortisation and depreciation	1,163	1,399	70	88
Capital loss on sale of shares in a controlled entity	(445)	-	(445)	-
Other non deductible expenditure and losses	201	207	120	154
Income tax adjusted for permanent differences	22,836	21,006	9,409	9,997
Utilisation of group tax losses	(265)	(3,410)	-	-
Effect of different tax rates on overseas income	823	(901)	-	-
Net adjustment to deferred income tax liabilities and assets to reflect the decrease in company tax rate to 34%/30% **	-	196	-	52
Over provision in prior years	(745)	(698)	(794)	(804)
Income tax expense	22,649	16,193	8,615	9,245

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

NOTE 4. INCOME TAX (continued)

** Legislation reducing the company tax rate from 36% to 34% in respect of the 2000-2001 income tax year and then to 30% from the 2001-2002 income tax year was passed during the year ended 30 June 2000. As a consequence, deferred tax balances were remeasured at 30 June 2001 using the appropriate new rates, depending upon the timing of their reversal.

	Consolidated 2002 $'000	Consolidated 2001 $'000	Parent Entity 2002 $'000	Parent Entity 2001 $'000
(b) The directors estimate that the potential future income tax benefit at 30 June 2002 in respect of tax losses not brought to account is:	2,020	2,446	-	-

The benefit for the tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or

(ii) the losses are transferred to an eligible entity in the consolidated entity, and

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by UK tax legislation, and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

	Consolidated 2002 $'000	Consolidated 2001 $'000	Parent Entity 2002 $'000	Parent Entity 2001 $'000
The future income tax benefit shown in note 9 includes tax losses of:	-	216	-	-

NOTE 5. RECEIVABLES

	Consolidated 2002 $'000	Consolidated 2001 $'000	Parent Entity 2002 $'000	Parent Entity 2001 $'000
Current				
Trade debtors	139,728	126,755	31,051	29,463
Provision for doubtful debts	(4,401)	(370)	(231)	(104)
	135,327	126,385	30,820	29,359
Other debtors	13,558	12,470	3,558	3,450
Amounts receivable from related parties	9,013	10,017	6,142	7,901
	157,898	148,872	40,520	40,710
Non current				
Amounts receivable from employees under the Simsmetal Limited Employee Share Ownership Plan (note 21(ii))	684	15,711	684	15,711
Amounts receivable from controlled entities	-	-	9,549	14,991
Other debtors	1,070	1,664	959	1,208
Provision for doubtful debts	(694)	(694)	(694)	(694)
	1,060	16,681	10,498	31,216

The fair value of amounts receivable under the Simsmetal Limited Employee Share Ownership Plan is not considered to be materially different to the carrying value (note 31(iv)).

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

NOTE 6. INVENTORIES

Raw materials at cost	25,730	29,549	15,496	13,609
Finished goods at cost	50,175	46,457	20,315	22,321
	75,905	76,006	35,811	35,930

NOTE 7. FINANCIAL ASSETS

Investments accounted for using the equity method				
Shares in associates (note 24)	4,077	3,302	235	101
Other (non-traded) investments				
Shares in controlled entities at cost (note 23)	-	-	198,024	198,505
Shares in other corporations at cost	13	13	13	13
	13	13	198,037	198,518

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

Freehold land				
At cost	-	61,465	-	652
At directors' valuation - June 2002	60,244	-	652	-
	60,244	61,465	652	652
Buildings				
At cost	-	46,462	-	2,242
Accumulated depreciation	-	(7,794)	-	(199)
At directors' valuation - June 2002	41,029	-	2,889	-
Accumulated depreciation	-	-	-	-
	41,029	38,668	2,889	2,043
Leasehold improvements				
At cost	-	5,594	-	333
Accumulated amortisation	-	(1,897)	-	(215)
At directors' valuation - June 2002	3,903	-	115	-
Accumulated amortisation	-	-	-	-
	3,903	3,697	115	118
Plant and equipment				
At cost	323,024	330,473	130,660	128,584
Accumulated depreciation	(214,614)	(205,381)	(94,672)	(90,126)
	108,410	125,092	35,988	38,458
Capital work in progress	7,546	3,596	6,129	3,090
	221,132	232,518	45,773	44,361
The directors consider the current values of freehold land and buildings to be:	101,273	100,133	3,541	2,695

The directors' valuations of land and buildings are based on the market value with existing use, which for the majority of properties has been determined by independent external valuations as at 30 June 2002. These valuations were carried out by Laing + Simmons, in association with Cushman & Wakefield (except in the United Kingdom, where the valuations were carried out by King Sturge).

Whilst reviewing the values of the land and buildings the directors reduced the valuation of freehold land by $2,000,000. This reduction was to allow for the costs of any remediation of the properties that may be required in the future.

NOTE 8. PROPERTY, PLANT AND EQUIPMENT (continued)

Reconciliation of movements

	Freehold Land $'000	Buildings $'000	Leasehold Improvements $'000	Plant & Equipment $'000	Capital Work In Progress $'000	Total $'000
Consolidated						
Carrying amount at 1 July 2001	61,465	38,668	3,697	125,092	3,596	232,518
Additions	-	4,320	617	19,390	4,072	28,399
Disposals	(1,409)	(285)	-	(1,762)	-	(3,456)
Depreciation/amortisation expense (note 3(i))	-	(1,603)	(309)	(29,916)	-	(31,828)
Revaluation increments (note 16(i))	9,611	1,340	-	-	-	10,951
Writedown of UK property	(2,977)	-	-	-	-	(2,977)
Disposals due to sale of controlled entity	(4,815)	50	-	(268)	(12)	(5,045)
Foreign currency exchange differences	(1,631)	(1,461)	(102)	(4,126)	(110)	(7,430)
Carrying amount at 30 June 2002	60,244	41,029	3,903	108,410	7,546	221,132
Parent Entity						
Carrying amount at 1 July 2001	652	2,043	118	38,458	3,090	44,361
Additions	-	931	-	6,339	3,039	10,309
Disposals	-	-	-	(544)	-	(544)
Depreciation/amortisation expense (note 3(i))	-	(85)	(3)	(8,265)	-	(8,353)
Carrying amount at 30 June 2002	652	2,889	115	35,988	6,129	45,773

	Consolidated 2002 $'000	Consolidated 2001 $'000	Parent Entity 2002 $'000	Parent Entity 2001 $'000
NOTE 9. OTHER ASSETS				
Current				
Prepayments	4,139	6,211	1,642	1,169
Non current				
Future income tax benefit (note 4)	6,844	5,858	3,766	3,996
NOTE 10. INTANGIBLES				
Goodwill at cost	112,114	114,089	4,485	4,429
Accumulated amortisation	(35,641)	(29,588)	(589)	(320)
	76,473	84,501	3,896	4,109

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

NOTE 11. PAYABLES

Current				
Trade creditors	110,696	99,265	32,339	33,877
Other creditors	13,770	9,928	1,778	1,233
Loans from related parties	5,068	1,909	4,276	2,984
	129,534	111,102	38,393	38,094
Non current				
Other loans from controlled entities	-	-	85,787	80,296

Trade creditors are generally settled within 30 to 60 days.

NOTE 12. INTEREST BEARING LIABILITIES

Current (unsecured)				
Bank loans	-	1,617	-	-
Total current borrowings	-	1,617	-	-
Non current (unsecured)				
Bank overdrafts	-	3,975	-	-
Bank loans	94,052	127,166	-	-
	94,052	131,141	-	-
Non current (secured)				
Bank loans	-	5,030	-	-
Total non current borrowings	94,052	136,171	-	-

Bank loans to a related entity were secured by registered fixed and floating charges over all of its assets and undertakings. Unsecured bank loans are subject to guarantees/cross guarantees and indemnities (as appropriate) from the parent entity and some of its controlled entities.

NOTE 13. TAX LIABILITIES

Current				
Income tax	11,146	14,497	4,382	8,238
Non current				
Deferred income tax liability	9,060	9,421	2,368	1,726

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

NOTE 14. PROVISIONS

	Consolidated 2002 $'000	Consolidated 2001 $'000	Parent Entity 2002 $'000	Parent Entity 2001 $'000
Current				
Dividends	17,148	15,099	17,148	15,099
Employee entitlements	8,879	8,387	5,689	5,391
Reorganisation	29	911	29	911
Other	1,165	2,909	615	489
	27,221	27,306	23,481	21,890
Non current				
Employee entitlements	4,602	5,398	4,271	4,985
Environmental compliance	4,045	4,045	-	4,045
Other	245	245	245	245
	8,892	9,688	4,516	9,275
Provision for employee entitlements				
Current	8,879	8,387	5,689	5,391
Non current	4,602	5,398	4,271	4,985
Aggregate employee entitlements liability	13,481	13,785	9,960	10,376
Employee numbers				
Number of employees at the end of the financial year	1,940	2,008	640	638

NOTE 15. CONTRIBUTED EQUITY

	Parent Entity			
	2002	2001	2002	2001
	Shares	Shares	$'000	$'000
(i) Share capital				
Ordinary shares - fully paid	90,251,565	88,819,069	219,603	212,190

Movement in ordinary share capital	No. of shares	Issue price	$'000
Balance at the beginning of the financial year	88,819,069		212,190
Dividend reinvestment plan issue - October 2001	1,362,496	$5.11	6,962
Options exercised - April 2002	50,000	$6.39	320
Options exercised - May 2002	20,000	$6.54	131
Balance at the end of the financial year	90,251,565		219,603

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and, on a poll, one vote per share for every member present in person or by proxy, attorney or representative.

(ii) Dividend reinvestment plan

At the commencement of the financial year the company had a dividend reinvestment plan under which holders of ordinary shares could elect to have all or part of their dividend entitlements satisfied by the issue of new ordinary shares rather than being paid by cash. During the financial year, shares were issued under the plan at a 2.5% discount to the market price. The Company suspended the operation of the plan on 31 January 2002.

(iii) Options

Options over 193,798 ordinary shares were granted during the financial year. Number of options outstanding at the end of the financial year were 2,728,798 (2001 - 4,265,000). (Note 21(ii)). Employee options carry no voting rights.

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

NOTE 16. RESERVES AND RETAINED PROFITS

(i) Reserves				
Foreign currency translation reserve	10,901	14,226	-	-
Asset revaluation reserve	11,935	984	-	-
	22,836	15,210	-	-
Movements in reserves were:				
Foreign currency translation reserve				
Balance at the beginning of the financial year	14,226	8,405	-	-
Net exchange differences on translation of foreign controlled entities	(3,325)	5,821	-	-
Balance at the end of the financial year	10,901	14,226	-	-
Asset revaluation reserve				
Balance at the beginning of the financial year	984	984	-	-
Increment on revaluation of land and buildings	10,951	-	-	-
Balance at the end of the financial year	11,935	984	-	-

Foreign currency translation reserve
Exchange differences arising on the translation of foreign controlled entities are taken to the foreign currency translation reserve, as described in note 1(c).

Asset revaluation reserve
The asset revaluation reserve is used to record increments and decrements on the revaluation of non current assets, as described in note 1(b).

(ii) Retained profits				
Retained profits at the beginning of the financial year	80,353	67,739	26,987	20,761
Net profit attributable to members of Simsmetal Limited	48,525	40,894	23,599	34,506
Dividends provided for or paid (note 17)	(32,479)	(28,280)	(32,479)	(28,280)
Retained profits at the end of the financial year	96,399	80,353	18,107	26,987

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

NOTE 17. DIVIDENDS

Ordinary shares				
Interim dividend paid (at 17c per share (2001 - 15c)):				
Franked at 30% (2001 - 34%)			15,331	13,181
Final dividend declared (at 19c per share (2001 - 17c)):				
Franked at 30% (2001 - 30%)			17,148	15,099
Total dividends provided for or paid			32,479	28,280

The declared dividend will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2003.

Franking credits available for the subsequent financial year (based on tax rate of 30%)	6,116	15,954	6,116	15,954

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of income tax payable as at the end of the financial year

(b) franking debits that will arise from the payment of dividends proposed as at the end of the financial year, and

(c) franking credits that may be prevented from being distributed in the subsequent financial year.

Legislation requiring companies to convert their existing Class C franking account balances from an underlying tax rate of 34% to an underlying tax rate of 30% on 1 July received Royal Assent on 3 July 2002. This legislation requires the balances of the franking accounts as at 1 July 2001 and all franking debits and credits arising on or after that date (including those relating to dividends) to be entered into the converted franking account using the new rate of 30%.

NOTE 18. CONTINGENT LIABILITIES

Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) arising in respect of:

Guarantees				
The parent entity, its controlled entities, its joint venture operations and its associated companies have given a number of guarantees in respect of the performance of contracts and workers compensation insurance entered into in the ordinary course of business	568	757	437	491

Controlled entities

Under the terms of a Deed of Cross Guarantee entered into in accordance with ASIC Class Order 98/1418 (as amended by Class Orders 98/2107, 00/0321 and 01/1087) the parent entity has undertaken to meet any shortfall which might arise on the winding up of controlled entities which are party to the deed as described in note 23. The controlled entities are not in liquidation and there is no indication that they will be wound up.

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

NOTE 19. CAPITAL EXPENDITURE COMMITMENTS

Total capital expenditure contracted for at the balance date but not recognised in the financial statements and payable not later than one year				
- for the acquisition of plant and equipment	5,215	1,245	1,396	819
- for the acquisition of land and buildings	232	408	-	408
	5,447	1,653	1,396	1,227
Commitments included above relating to joint venture operations and associate company				
- for the acquisition of plant and equipment	395	639	272	255
- for the acquisition of land and buildings	17	-	-	-

NOTE 20. LEASE COMMITMENTS

Commitments in relation to leases contracted for at balance date but not recognised as liabilities, payable:				
Not later than one year	13,286	10,659	2,227	2,441
Later than one, but not later than five years	28,765	17,241	3,252	2,877
Later than five years	17,816	14,089	736	778
	59,867	41,989	6,215	6,096
Representing:				
Cancellable operating leases	3,120	3,248	3,018	2,875
Non-cancellable operating leases	56,747	38,741	3,197	3,221
	59,867	41,989	6,215	6,096
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Not later than one year	11,669	8,854	665	765
Later than one, but not later than five years	27,262	15,798	1,796	1,679
Later than five years	17,816	14,089	736	777
	56,747	38,741	3,197	3,221

NOTE 21. SUPERANNUATION, SHARE OWNERSHIP AND OPTION PLANS

(i) Superannuation plans

The parent entity and its controlled entities have established a number of superannuation funds on behalf of Group employees. All employees are entitled to join an appropriate superannuation fund which provides benefits for themselves, or their dependants, on retirement, disability or death. The funds provide defined benefits, based on years of service and final average salary, or accumulation benefits based on the level of contributions and earnings thereon. Employees contribute to the funds at various percentages of their remuneration. The parent entity and its controlled entities are obliged to contribute to the funds in accordance with their governing Trust Deeds and the obligations are legally enforceable unless due notice of cessation of contribution is given. An actuarial assessment of the Australian defined benefits funds was last carried out on 1 July 2001 by David R Lewis, FIA, FIAA. Based on this review, the assets of the funds at 1 July 2001 of $41.227m were sufficient to satisfy all accrued and vested benefits at that date under the funds in the event of termination of the funds or voluntary or compulsory termination of the employment of each employee. Vested benefits in the Australian funds at 1 July 2001 were $38.234m.

NOTE 21. SUPERANNUATION, SHARE OWNERSHIP AND OPTION PLANS (continued)

(ii) Share ownership and option plans

The parent entity operates the Simsmetal Limited Employee Share Ownership Plan ("share plan") which was established in 1991 and amended in November 1996. The share plan allows for the participation, at the discretion of the Board, of employees and executive directors of the parent entity and its controlled entities. Monies are lent, interest free, to participants to enable them to acquire shares in the parent entity which are held by the trustee of the share plan for the benefit of participants. Shares are issued to employees at the market value at the date of issue in accordance with the terms of the share plan. At 30 June 2002, the parent entity had loaned $684,150 to participants to enable them to acquire, through the trustee of the share plan, 135,000 shares, being 0.15% of the issued capital of the parent entity. Amounts loaned to employees through the share plan are included in receivables and the cost of providing loans on an interest free basis is recognised as a periodic cost over the terms of the loans. Loans in respect of 390,000 (currently 5,000) shares issued at $5.95 each on 1 September 1998 are repayable by 2003 at the latest and loans in respect of 160,000 (currently 130,000) shares issued at $5.81 each on 30 November 1999 are repayable by 2004 at the latest. All shares that have been allocated for issue under the share plan had been issued at 30 June 2002.

Details of the above are as follows:

	Number		Shares		Loans $'000	
	2002	2001	2002	2001	2002	2001
Employees	4	659	135,000	2,172,330	684	11,426
Directors	-	2	-	800,000	-	4,285
	4	661	135,000	2,972,330	684	15,711

The Simsmetal Limited Group Employee Option Plan ("option plan"), approved by shareholders on 8 November 1996, provides that executive and management staff members may be invited to participate in the option plan and be granted options over unissued ordinary shares in the parent entity. Options are granted for nil consideration. The amount received on the exercise of options is recognised as issued capital at the date of issue of the shares. Further, on 28 February 2002, 193,798 options were issued to Mr Jeremy Sutcliffe, the newly appointed Group Chief Executive, as part of his employment agreement. The number of options granted was determined by dividing an amount equal to 50% of the base remuneration of Mr Sutcliffe by the option value as at the date of the grant. The option value was determined by reference to the so-called Black-Scholes option pricing model. Factors taken into account by that model include the exercise price, the term of the option, the current price and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The options granted to Mr Sutcliffe are subject to vesting under a performance hurdle formula based on the total shareholder return of the Company as measured against an S&P/ASX200 related "peer" group of companies at certain specified times in the future.

Details as at 30 June 2002 are as follows:

Date Issued	Exercisable From	Expire On	Exercise Price A$	Number Issued	Total Lapsed to date	Total Exercised to date	Number outstanding
27 April 1998	27 April 2000	27 April 2003	8.29	1,040,000	110,000	-	930,000
01 September 1998	01 September 2000	01 September 2003	6.54	1,540,000	455,000	20,000	1,065,000
16 November 1998	16 November 2000	16 November 2003	6.46	250,000	-	-	250,000
30 November 1999	30 November 2001	30 November 2004	6.39	280,000	30,000	50,000	200,000
31 July 2000	31 July 2002	31 July 2005	5.86	90,000	-	-	90,000
28 February 2002	28 February 2005	28 March 2007	6.75	193,798	-	-	193,798
				3,393,798	595,000	70,000	2,728,798

The market price of shares under option at 30 June 2002 was $6.77 (2001 $5.74).

	Consolidated 2002 $	Consolidated 2001 $	Parent Entity 2002 $	Parent Entity 2001 $

NOTE 21. SUPERANNUATION, SHARE OWNERSHIP AND OPTION PLANS (continued)

(ii) Share ownership and option plans (continued)

	Consolidated 2002 $	Consolidated 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	450,300	-	450,300	-
Market value of shares issued to employees on the exercise of options as at their issue date	502,500	-	502,500	-

NOTE 22. DIRECTORS' AND EXECUTIVES' REMUNERATION

(i) Remuneration of directors

Income paid or payable, or otherwise made available to:

	Consolidated 2002 $	Consolidated 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
Directors of parent entity by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities			3,510,557	2,379,305
Directors of entities in the consolidated entity by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities	6,743,918	5,740,753		

The number of parent entity directors whose total income from the parent entity or related parties was within the specified bands are as follows:

			Number 2002	Number 2001
$60,000	to	$69,999	3	3
$130,000	to	$139,999	-	1
$140,000	to	$149,999	1	-
$390,000	to	$399,999	1	-
$710,000	to	$719,999	-	1
$740,000	to	$749,999	1	-
$1,320,000	to	$1,329,999	-	1
$2,010,000	to	$2,019,999	1	-

Options are granted to the executive directors under the Plans as set out in note 21(ii). Details of options granted to and exercised by executive directors during the year ended 30 June 2002 are set out in note 26.

(ii) Remuneration of executives

Remuneration received, or due and receivable, from entities in the consolidated entity and related parties by Australian based executive officers (including directors) whose remuneration was at least $100,000.

	Consolidated 2002 $	Consolidated 2001 $	Parent Entity 2002 $	Parent Entity 2001 $
from the parent entity	409,996	425,338		
from other entities in the consolidated entity	6,659,389	5,681,920		

	Consolidated 2002	2001

NOTE 22. DIRECTORS' AND EXECUTIVES' REMUNERATION (continued)

(ii) Remuneration of executives (continued)
The number of Australian based executive officers (including directors) whose remuneration from entities in the consolidated entity and related parties was within the specified bands are as follows:

	Number 2002	2001
$160,000 to $169,999	1	-
$180,000 to $189,999	-	1
$190,000 to $199,999	1	-
$200,000 to $209,999	-	1
$210,000 to $219,999	2	-
$220,000 to $229,999	-	1
$230,000 to $239,999	1	1
$240,000 to $249,999	-	3
$270,000 to $279,999	1	-
$290,000 to $299,999	1	-
$300,000 to $309,999	-	3
$310,000 to $319,999	1	2
$320,000 to $329,999	2	-
$330,000 to $339,999	1	-
$340,000 to $349,999	1	-
$430,000 to $439,999	-	1
$470,000 to $479,999	-	1
$480,000 to $489,999	1	-
$500,000 to $509,999	1	-
$710,000 to $719,999	-	1
$740,000 to $749,999	1	-
$1,320,000 to $1,329,999	-	1
$2,010,000 to $2,019,999	1	-
	16	16

NOTE 23. INVESTMENTS IN CONTROLLED ENTITIES

Name of entity (class of shares held is ordinary unless otherwise stated)	Country of Incorporation	Equity holding 2002 %	2001 %
Directly controlled entities of Simsmetal Limited			
Simsmetal Finance Limited	Australia	100	100
Simsmetal Staff Equity Pty. Limited	Australia	100	100
Simsmetal Holdings Pty. Limited (ii) (note(a))	Australia	100	100
Simsmetal UK Holdings Limited (i)	United Kingdom	100	100
Sims Aluminium Pty. Limited (ii)	Australia	100	100
Sims Rush Pty. Limited (iii)	Australia	-	55
Simsmetal Canada Limited (i)	Canada	100	100
PNG Recycling Limited	Papua New Guinea	100	100
Directly controlled entities of Simsmetal Holdings Pty. Limited			
Simsmetal (Qld) Pty. Limited (ii)	Australia	100	100
Universal Inspection and Testing Company Pty. Limited (ii)	Australia	100	100
Simsmetal Services Pty. Limited (ii) (note (a))	Australia	100	100
Sims Products Holdings Pty. Limited (ii)	Australia	100	100
Sims Asia Holdings Limited (i)	Hong Kong	100	100

NOTE 23. INVESTMENTS IN CONTROLLED ENTITIES (continued)

Name of entity (class of shares held is ordinary unless otherwise stated)	Country of Incorporation	Equity holding 2002 %	Equity holding 2001 %
Directly controlled entities of Simsmetal Services Pty. Limited			
H & D Metals Pty. Limited (ii)	Australia	100	100
Simsmetal Executive Staff Superannuation Pty. Limited	Australia	100	100
Directly controlled entity of Sims Products Holdings Pty. Limited			
Simsmetal Industries Limited (i)	New Zealand	100	100
Directly controlled entity of Simsmetal USA Corporation			
Ferromet Inc. (i)	U.S.A.	100	100
Directly controlled entity of Simsmetal UK Holdings Limited			
Simsmetal UK Group Limited (i)	United Kingdom	100	100
Directly controlled entities of Simsmetal UK Group Limited			
Simsmetal UK (Midwest) Limited (i)	United Kingdom	100	100
Simsmetal UK (Southern) Limited (i)	United Kingdom	100	100
Simsmetal UK Recycling Limited (i)	United Kingdom	100	100
Simsmetal UK Pension Trustees Limited (i)	United Kingdom	100	100
Simsmetal UK Limited (i)	United Kingdom	100	100
Directly controlled entities of Simsmetal UK Recycling Limited			
Thos Hill (Management) Limited (i)	United Kingdom	100	100
J McIntyre (Plant) Limited (i)	United Kingdom	100	100
J McIntyre (Worksop) Limited (i)	United Kingdom	100	100
W Bush & Son Limited (i)	United Kingdom	100	100
Mansfield Metals Limited (i)	United Kingdom	100	100
Directly controlled entities of Simsmetal UK (Northern) Limited			
C. F. Davies & Co (Birkenhead) Limited (i)	United Kingdom	100	100
Moores (Burton on Trent) Limited (i)	United Kingdom	100	100
Directly controlled entity of Moores (Burton on Trent) Limited			
Moores Auto Salvage Limited (i)	United Kingdom	100	100
Directly controlled entities of Simsmetal UK Limited			
Allied Metals Limited (i)	United Kingdom	100	100
Simsmetal UK (Northern) Limited (i)	United Kingdom	100	100
Simsmetal UK (SouthEast) Limited (i)	United Kingdom	100	100
Simsmetal UK (SouthWest) Limited (i)	United Kingdom	100	100
Simsmetal UK (Reclamation) Limited (i)	United Kingdom	100	100
Simsmetal UK (Wessex Holdings) Limited (i)	United Kingdom	100	100
Simsmetal UK (Glos.) Limited (i)	United Kingdom	100	100
Simsmetal UK (Wessex) Limited (i)	United Kingdom	100	100
United Castings Limited (i)	United Kingdom	100	100
Directly controlled entities of Simsmetal UK (Southeast) Limited			
Blackbushe Metals (Western) Limited (i)	United Kingdom	100	100
Simsmetal UK (Elliott) Limited (i)	United Kingdom	100	100
Southern Hauliers Limited (i)	United Kingdom	100	100
Directly controlled entity of Blackbushe Metals (Western) Limited			
Simsmetal UK (Fraser) Limited (i)	United Kingdom	75	75

NOTE 23. INVESTMENTS IN CONTROLLED ENTITIES (continued)

Name of entity (class of shares held is ordinary unless otherwise stated)	Country of Incorporation	Equity holding 2002 %	2001 %
Directly controlled entity of Simsmetal UK (Wessex Holdings) Limited			
Widsite Limited (i)	United Kingdom	100	100
Directly controlled entities of Simsmetal UK (Wessex) Limited			
Mayer Pearse Limited (i)	United Kingdom	100	100
C.Phillip & Sons (Bristol) Limited (i)	United Kingdom	100	100

Note (a) Shares held in these entities include preference shares.

(i) Controlled entity audited by other PricewaterhouseCoopers firm.

(ii) These entities and the Company are parties to a Deed of Cross Guarantee under which each entity guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017, 00/0321 and 01/1087) issued by the Australian Securities & Investments Commission. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the Class Order.

(iii) This entity was disposed of on 31 October 2001 and details of its sale are as follows:

	Consolidated 2002 $'000	Parent Entity 2002 $'000
Consideration received (all as cash)	1,997	1,997
Carrying amount of investment as at disposal date		481
Carrying amount of assets and liabilities as at disposal date		
Cash	59	
Debtors	26	
Inventories	271	
Property, plant & equipment	5,045	
Net tax assets	38	
Other assets	74	
Intangibles	225	
Trade and other creditors	(133)	
Bank loans	(4,900)	
Employee entitlement provisions	(115)	
Net assets of entity	590	
Group share of net assets of entity	324	
Net profit on disposal	1,673	1,516
Details of the sale of the controlled entity are as follows:		
Consideration received	1,997	1,997
Less: Cash disposed of	(59)	-
Net cash proceeds received	1,938	1,997

NOTE 23. INVESTMENTS IN CONTROLLED ENTITIES (continued)

The consolidated statement of financial performance for the Closed Group is as follows:

	Consolidated 2002 $'000	Consolidated 2001 $'000
Revenue from ordinary activities	588,170	556,318
Expenses from ordinary activities	558,317	500,558
Borrowing costs expense	530	1,033
Share of net loss of associate accounted for using the equity method	-	(25)
Profit from ordinary activities before income tax expense	29,323	54,702
Income tax expense relating to ordinary activities	7,255	8,854
Profit from ordinary activities after related income tax expense	22,068	45,848
Net increase in asset revaluation reserve	10,665	-
Total revenues, expenses and valuation adjustments recognised directly in equity	10,665	-
Total changes in equity other than those resulting from transactions with owners as owners	32,733	45,848

The summary of movements in consolidated retained profits is as follows:

	2002 $'000	2001 $'000
Retained profits at the beginning of the financial year	53,552	35,984
Profit from ordinary activities after related income tax expense	22,068	45,848
Dividends provided for or paid (note 17)	(32,479)	(28,280)
Retained profits at the end of the financial year	43,141	53,552

The consolidated statement of financial position for the Closed Group is as follows:

	2002 $'000	2001 $'000
Current Assets		
Cash assets	56,517	39,169
Receivables	50,561	54,217
Inventories	42,730	43,913
Other	1,709	-
Total Current Assets	151,517	137,299
Non Current Assets		
Receivables	220,572	16,918
Investments accounted for using the equity method	2,049	101
Other financial assets	96,151	98,581
Property, plant and equipment	103,951	94,248
Deferred tax assets	5,242	11,687
Intangible assets	2,082	2,161
Total Non Current Assets	430,047	223,696
Total Assets	581,564	360,995
Current Liabilities		
Payables	41,857	40,196
Current tax liabilities	4,469	8,237
Provisions	23,903	22,540
Other	669	-
Total Current Liabilities	70,898	70,973

	Consolidated 2002 $'000	Consolidated 2001 $'000

NOTE 23. INVESTMENTS IN CONTROLLED ENTITIES (continued)

	2002	2001
Non Current Liabilities		
Payables	223,434	3,185
Deferred tax liabilities	3,632	10,422
Provisions	8,892	9,374
Total Non Current Liabilities	235,958	22,981
Total Liabilities	306,856	93,954
Net Assets	274,708	267,041
Equity		
Contributed equity	239,316	212,190
Reserves	(7,749)	1,299
Retained profits	43,141	53,552
Total Equity	274,708	267,041

	Consolidated 2002 $'000	Consolidated 2001 $'000	Parent Entity 2002 $'000	Parent Entity 2001 $'000
Outside equity interests in controlled entities				
Outside equity interests in controlled entities comprise:				
Share capital	-	394	-	-
Accumulated losses	-	(162)	-	-
	-	232	-	-

NOTE 24. INVESTMENTS IN ASSOCIATES

The investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. The equity method was adopted with effect from 1 January 1997. Information relating to the associates is set out below.

Name of Associate	Principal Activity	Ownership Interest 2002	Ownership Interest 2001	Consolidated 2002 $'000	Consolidated 2001 $'000	Parent Entity 2002 $'000	Parent Entity 2001 $'000
Richmond Steel Recycling Limited	Metal Recycling	50%	50%	3,219	2,619	-	-
Landfill Management Services Pty Limited	Landfill Gas Management	25%	25%	235	101	235	101
Extruded Metals (New Zealand) Limited	Metal Recycling	33.3%	33.3%	490	459	-	-
Sims Pacific Metals Limited	Metal Recycling	50%	50%	133	123	-	-
				4,077	3,302	235	101

On 2 February 2001 Simsmetal Limited acquired a 25% interest in Landfill Management Services Pty Ltd for a consideration of $2 million. The goodwill arising on this acquisition amounted to $1,922,968. Simsmetal Limited has the option to acquire a further 25% interest in the company for a consideration of $8 million.

	Consolidated		Parent Entity	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000

NOTE 24. INVESTMENTS IN ASSOCIATES (continued)

	2002 $'000	2001 $'000	2002 $'000	2001 $'000
(i) Movements in carrying amounts of investment				
Carrying amount at the beginning of the financial year	3,302	2,563	101	-
Acquired during the financial year	-	126	-	126
Share of net profit/(loss) for the financial year	775	613	134	(25)
Carrying amount at the end of the financial year	4,077	3,302	235	101
(ii) Results attributable to associates				
The consolidated entity's share of the results of the associates is as follows:				
Profit/(loss) from ordinary activities before income tax expense	1,360	1,156	192	(29)
Income tax expense relating to ordinary activities	(585)	(543)	(58)	4
	775	613	134	(25)
(iii) Share of reserves attributable to associates				
Retained profits:				
Balance at the beginning of the financial year	1,737	1,124	(25)	-
Share of net profit/(loss) for the financial year	775	613	134	(25)
Balance at the end of the financial year	2,512	1,737	109	(25)
(iv) Summary performance and financial position of associates				
The aggregate net profit, assets and liabilities of the associates is as follows:				
Net profit/(loss) after income tax	1,849	1,445	536	(100)
Assets	15,459	14,186	2,424	1,108
Liabilities	(6,877)	(6,613)	(1,483)	(206)

(v) Share of contingent liabilities and capital expenditure commitments of associates

The consolidated entity's share of the associates' contingent liabilities and capital expenditure commitments is included in notes 18 and 19.

NOTE 25. INTERESTS IN JOINT VENTURES

The consolidated entity has the following interests in joint venture operations:

- 50% interest in the Australian Refined Alloys joint venture, the principal activity of which is the production of lead, lead alloys and related products.
- 50% interest in the New Zealand based Sims Pacific Metals joint venture, the principal activity of which is the processing and sale of ferrous and non ferrous secondary raw materials.
- 33.3% interest in the Consolidated Extrusions joint venture, the principal activity of which is the production and sale of extruded brass and copper products.

The consolidated entity's interest in assets employed in the joint ventures is included in the statements of financial position under the classifications shown below:

	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Current assets				
Cash assets	897	-	46	-
Receivables	7,633	8,690	4,229	6,899
Inventories	6,302	7,474	4,697	5,586
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

NOTE 25. INTERESTS IN JOINT VENTURES (continued)

Non current assets				
Property, plant and equipment	14,716	13,669	11,024	9,775
	31,574	31,906	21,657	23,972
Current liabilities				
Payables	6,986	6,440	3,454	4,952
Interest bearing liabilities	-	88	-	49
Provisions	341	1,184	166	1,048
Non current liabilities				
Provisions	158	176	158	139
	7,485	7,888	3,778	6,188
Share of assets employed in joint ventures	24,089	24,018	17,879	17,784

For details of joint venture capital expenditure commitments refer to note 19.

NOTE 26. RELATED PARTY INFORMATION

Ownership interests in related parties

Interests held in controlled entities are set out in note 23. Interests held in associates and joint ventures are set out in notes 24 and 25 respectively.

Directors

The names of persons who were directors of Simsmetal Limited at any time during the financial year are as follows:

- Geoffrey Brunsdon
- Charles Copeman
- John Crabb (Retired 28 February 2002)
- Ross Cunningham
- Michael Feeney
- Paul Mazoudier
- Jeremy Sutcliffe (Appointed 01 March 2002)

Remuneration received, or due and receivable, by the directors of entities in the consolidated entity is disclosed in note 22 (i).

Transactions entered into during the financial year with the directors of the parent entity and its controlled entities and their director related entities within normal customer or employee relationships on terms and conditions no more favourable to those available to other customers or employees include:

Mr John Crabb is a director of MIM Holdings Limited which sells ferrous and non ferrous secondary raw materials to the Company. Mr Michael Feeney is a director of Ausdoc Group Limited which supplies security document destruction services to the Company. All transactions were negotiated from time to time at prevailing prices and on normal market terms. These transactions are insignificant in amount.

	Parent Entity and Consolidated	
	2002	2001
	$'000	$'000
Loans to directors and director related entities		
Loans to directors of entities in the consolidated entity and their director related entities comprise:		
Secured loans. Refer note 21 (ii)	-	4,285
Repayments on secured loans received during the financial year from J Crabb and R Cunningham (2001 - J Crabb and R Cunningham)	4,285	229

NOTE 26. RELATED PARTY INFORMATION (continued)

Share transactions of directors

Transactions of directors and director related entities concerning shares or share options

Aggregate number of shares and share options in Simsmetal Limited acquired or disposed of by directors of the Company and consolidated entity or their director-related entities from the Company:

	Parent Entity and Consolidated 2002 Number	Parent Entity and Consolidated 2001 Number
Acquisitions		
Ordinary shares	1,631	17,147
Options over ordinary shares issued under J Sutcliffe's employment agreement	193,798	-
Disposals		
Ordinary shares, including shares disposed of under the Simsmetal Employee Share Ownership Plan	815,499	-
Simsmetal Employee Option Plan options expired	700,000	-
Aggregate number of shares and share options in Simsmetal Limited held directly, indirectly or beneficially by directors of the Company and consolidated entity or their director-related entities at the reporting date:		
Ordinary shares	50,627	96,875
Shares under the Simsmetal Employee Share Ownership Plan	-	800,000
Options over ordinary shares (refer note 21 (ii))	593,798	1,300,000

	Consolidated 2002 $'000	Consolidated 2001 $'000	Parent Entity 2002 $'000	Parent Entity 2001 $'000
Wholly owned group				
The wholly owned group consists of Simsmetal Limited and its wholly owned controlled entities. Ownership interests in these controlled entities are set out in note 23.				
Transactions between Simsmetal Limited and other entities in the wholly owned group consisted of: Loans advanced and repaid, the receipt of interest (where applicable) on loans and the provision of general administrative assistance.				
Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with entities in the wholly owned group:				
Interest revenue			496	588
Amounts receivable and payable to other related parties				
Aggregate amounts receivable at balance date from:				
Current				
Other related entities (note 5)	9,013	10,017	6,142	7,901
Non current				
Entities in the wholly owned group (note 5)	-	-	9,549	14,991
Aggregate amounts payable at balance date to:				
Current				
Other related entities (note 11)	5,068	1,909	4,276	2,984
Non current				
Entities in the wholly owned group (note 11)	-	-	85,787	80,296

Amounts receivable and payable to other related parties have no fixed terms of repayment and no interest is charged, except for a loan to a controlled entity (included in non current receivables).

Controlling entity

The ultimate parent entity in the wholly owned group is Simsmetal Limited.

NOTE 27. SEGMENT INFORMATION

Geographical segments

The consolidated entity's operations span the globe with facilities spread throughout Australia, New Zealand, Papua New Guinea, the United States of America, United Kingdom, Canada, China, Malaysia and India.

The major geographical areas of operation are as follows:

Australia - comprising Australia, Papua New Guinea, China, Malaysia and India; North America - comprising the United States of America and Canada; New Zealand and United Kingdom.

Business segments

The consolidated entity operates predominantly in the secondary metal recycling industry.

Its core business involves ferrous and non-ferrous secondary raw materials recycling and secondary processing.

- Ferrous secondary recycling comprises the collection, processing and trading of iron and steel secondary raw material.
- Non-ferrous secondary recycling comprises the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.
- Secondary processing is a value adding process involving the melting, refining and ingoting of certain non ferrous metals, the production of extruded products and the reclamation and reprocessing of plastics.

Primary reporting - Geographical segments

2002

	Australia $'000	North America $'000	New Zealand $'000	United Kingdom $'000	Inter-segment eliminations/ unallocated $'000	Consolidated $'000
Sales to external customers	575,165	381,718	35,207	417,130	-	1,409,220
Intersegment sales (note (a))	(10,962)	-	10,962	-	-	-
Total sales revenue	564,203	381,718	46,169	417,130	-	1,409,220
Share of net profits of associates accounted for using the equity method	134	600	41	-	-	775
Other revenue	6,915	51	1,031	5,717	-	13,714
Total segment revenue	571,252	382,369	47,241	422,847	-	1,423,709
Segment contribution	30,057	7,062	8,887	25,202	-	71,208
Unallocated revenue less unallocated expenses						-
Profit from ordinary activities before income tax expense						71,208
Income tax expense						22,649
Profit from ordinary activities after income tax expense						48,559
Segment assets	262,707	138,419	18,250	199,367	-	618,743
Unallocated assets						-
Total assets						618,743
Segment liabilities	82,945	71,410	4,686	120,864	-	279,905
Unallocated liabilities						-
Total liabilities						279,905
Investment in associates accounted for using the equity method	235	3,219	623	-	-	4,077
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	10,854	3,894	351	13,300	-	28,399

NOTE 27. SEGMENT INFORMATION (continued)

Primary reporting - Geographical segments 2002 (continued)

	Australia $'000	North America $'000	New Zealand $'000	United Kingdom $'000	Inter-segment eliminations/ unallocated $'000	Consolidated $'000
Depreciation and amortisation expense	10,123	13,352	941	13,603	-	38,019
Other non-cash expenses	6,149	2,286	(13)	5,869	-	14,291
2001						
Sales to external customers	504,847	422,709	57,531	366,813	-	1,351,900
Intersegment sales (note (a))	14,734	-	(14,734)	-	-	-
Total sales revenue	519,581	422,709	42,797	366,813	-	1,351,900
Shares of net profits or losses of associates accounted for using the equity method	(25)	246	392	-	-	613
Other revenue	2,703	324	352	2,595	-	5,974
Total segment revenue	522,259	423,279	43,541	369,408	-	1,358,487
Segment result	27,335	(453)	8,280	21,896	-	57,058
Unallocated revenue less unallocated expenses						-
Profit from ordinary activities before income tax expense						57,058
Income tax expense						16,193
Profit from ordinary activities after income tax expense						40,865
Segment assets	258,028	156,095	11,678	191,986	-	617,787
Unallocated assets						-
Total assets						617,787
Segment liabilities	84,087	90,118	5,082	128,698	-	307,985
Unallocated liabilities						-
Total liabilities						307,985
Investment in associates accounted for using the equity method	101	2,619	582	-	-	3,302
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	5,944	1,308	368	8,365	-	15,985
Depreciation and amortisation expense	11,496	12,693	913	14,402	-	39,504
Other non-cash expenses	4,593	2,928	(204)	167	-	7,484

Note (a) Intersegment sales

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arm's-length" basis and are eliminated on consolidation.

NOTE 27. SEGMENT INFORMATION (continued)

Secondary reporting - Business segments

	Segment revenues from sales to external customers		Segment assets		Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	
	2002	2001	2002	2001	2002	2001
	$'000	$'000	$'000	$'000	$'000	$'000
Ferrous secondary recycling	769,052	683,901	422,970	409,752	23,706	12,988
Non-ferrous secondary recycling	397,837	435,910	127,453	135,663	3,465	1,951
Secondary processing	242,331	232,089	68,320	72,372	1,228	1,046
	1,409,220	1,351,900	618,743	617,787	28,399	15,985

	Consolidated 2002	Consolidated 2001

NOTE 28. EARNINGS PER SHARE

	Cents Per Share	
Basic earnings per share	54.0	46.6
Diluted earnings per share	53.0	45.7

	Number of Shares	
Weighted average number of ordinary shares outstanding during the financial year used in the calculation of basic earnings per share	89,808,505	87,712,745

	Number of Shares	
Weighted average number of ordinary shares outstanding during the financial year used in the calculation of diluted earnings per share	93,165,360	92,017,416

	$'000	$'000
Reconciliation of earnings used in calculating diluted earnings per share		
Net profit attributable to members of Simsmetal Limited	48,525	40,894
Notional earnings on options (note (a))	859	1,147
Earnings used in calculating diluted earnings per share	49,384	42,041

Note (a) Options granted to employees under the Simsmetal Group Employee Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 21(ii).

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

NOTE 29. CASH FLOW INFORMATION

(i) Reconciliation of cash

	Consolidated 2002	Consolidated 2001	Parent Entity 2002	Parent Entity 2001
Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:				
Cash and short term deposits	71,202	43,825	56,459	38,586
Deduct bank overdraft (note 12)	-	3,975	-	-
	71,202	39,850	56,459	38,586

(ii) Reconciliation of profit from ordinary activities after related income tax expense to net cash inflow from operating activities

	Consolidated 2002	Consolidated 2001	Parent Entity 2002	Parent Entity 2001
Profit from ordinary activities after related income tax expense	48,559	40,865	23,599	34,506
Amortisation of goodwill	6,191	6,172	269	158
Depreciation and amortisation of property, plant and equipment	31,828	33,332	8,353	9,381
Net profit on disposal of non current assets	(2,950)	(171)	(1,485)	(80)
Net gain on insurance claim re plant and equipment	(1,038)	-	-	-
Change in assets and liabilities, net of effects of acquisitions and disposals of entities:				
(Increase) / decrease in trade and other debtors	11,750	(1,638)	26,218	(4,901)
(Increase) / decrease in inventories	(171)	(806)	119	893
(Increase) / decrease in prepayments	1,997	(2,315)	(473)	(441)
Increase / (decrease) in provisions	(2,694)	1,808	(5,216)	(374)
Increase / (decrease) in income tax payable	1,368	4,590	(3,855)	1,639
(Increase) / decrease in deferred taxes	(1,419)	(1,184)	872	(1,805)
Increase in accounts payable and other creditors	9,790	16,471	287	14,547
Net cash inflow from operating activities	103,211	97,124	48,688	53,523

NOTE 30. FINANCING ARRANGEMENTS

Entities in the consolidated entity have access to the following credit standby arrangements:

	Consolidated 2002	Consolidated 2001	Parent Entity 2002	Parent Entity 2001
Unsecured multi-currency/multi-option loan facilities, subject to reviews ranging from one to three years, totalling	279,926	281,373	81,636	72,222
Amount of credit unused	185,874	152,590	81,636	72,222
Secured multi-option loan and trade finance facility, subject to annual review with amounts drawn payable at call, totalling	-	5,850	-	-
Amount of credit unused	-	820	-	-

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

NOTE 31. FINANCIAL INSTRUMENTS

(i) Forward foreign exchange contracts

(a) The consolidated entity enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at pre-determined exchange rates. The contracts are entered into to hedge future purchase and sale commitments denominated in foreign currencies.

The settlement dates, dollar amounts to be received and contractual exchange rates of the consolidated entity's outstanding contracts at balance date are:

	Consolidated 2002 $'000	Consolidated 2001 $'000	Parent Entity 2002 $'000	Parent Entity 2001 $'000
United States dollars (to AUD) - Buy AUD, Sell USD				
Up to 12 months - at rates averaging USD 0.62129 (2001 USD 0.6341)	131,984	222,346	131,984	222,346
Exceeding 12 months - at rates averaging USD 0.64585 (2001 USD Nil)	27,096	-	27,096	-
United States dollars (to AUD) - Sell AUD, Buy USD				
Up to 12 months - at rates averaging USD Nil (2001 USD 0.5093)	-	1,767	-	1,767
New Zealand dollars (to AUD) - Buy AUD, Sell NZD				
Up to 12 months - at rates averaging 1.1914 to NZD (2001 NZD Nil)	12,590	-	12,590	-
Great Britain Pounds (GBP) - Buy AUD, Sell GBP				
Up to 12 months - at rates averaging GBP 0.3759 to AUD (2001 GBP 0.3609 to AUD)	867	3,658	867	3,658
Great Britain Pounds (GBP) - Buy GBP, Sell USD				
Up to 12 months - at rates averaging USD 1.4784 to GBP	38,709	-	-	-
Great Britain Pounds (GBP) - Buy GBP, Sell Euro				
Up to 12 months - at rates averaging Euro 1.5820 to GBP	18,793	-	-	-
Great Britain Pounds (GBP) - Buy Euro, Sell GBP				
Up to 12 months - at rates averaging Euro 1.5954 to GBP	602	-	-	-
At balance date net deferred costs on these contracts calculated by reference to the current forward rates for contracts with similar maturity profiles amounted to	19,418	52,425	20,233	52,425

The actual financial result will be dependent upon the exchange rate at the settlement dates and will be brought to account within future sales revenue in accordance with note 1(c).

(ii) Interest rate swap contracts

Bank loans of the consolidated entity currently bear an average variable interest rate of 3.6828%. It is policy to protect part of the loans from exposure to increasing interest rates. Accordingly, the consolidated entity has entered into interest rate swaps under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors.

The contracts require settlement of net interest receivable or payable within 90 days. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

	Consolidated		Parent Entity	
	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

NOTE 31. FINANCIAL INSTRUMENTS (continued)

(ii) Interest rate swap contracts (continued)

Swaps currently in place cover approximately 52.10% (2001 - 29%) of the loan principal outstanding and are timed to expire as each loan repayment falls due. The fixed interest rate is USD 5.61% (2001 - 5.61%), GBP 4.95% and the variable rates are equal to the 90 day Libor for the USD swap, which at last setting was USD 2.0125%, and the 90 day Libor for the GBP swap, which at last setting was GBP 4.18594%.

At 30 June 2002, the notional principal amounts and periods of expiry of the interest rate swap contracts are as follows:

Less than 1 year (US$20M)	35,467	-	-	-
1 - 2 years (2001 - US$20M)	-	39,055	-	-
1 - 2 years (GBP 5M)	13,532	-	-	-
	48,999	39,055	-	-

(iii) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk arises predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity. The effective weighted average interest rate for each class of financial assets and financial liabilities is as follows.

2002	Note	Floating interest rate $'000	Fixed interest maturity: 1 year or less $'000	Over 1 to 5 years $'000	More than 5 years $'000	Non-interest bearing $'000	Total $'000
Financial assets							
Cash and deposits	29	71,202	-	-	-	-	71,202
Receivables	5	-	-	-	-	158,958	158,958
		71,202	-	-	-	158,958	230,160
Weighted average interest rate		4.48%					
Financial liabilities							
Bank overdrafts and loans	12	94,052	-	-	-	-	94,052
Trade and other creditors	11	-	-	-	-	129,534	129,534
Interest rate swaps*		(48,999)	35,467	13,532	-	-	-
		45,053	35,467	13,532	-	129,534	223,586
Weighted average interest rate		5.525%		%			
Net financial assets / (liabilities)		26,149	(35,467)	(13,532)	-	29,424	6,574

** Notional principal amounts*

NOTE 31. FINANCIAL INSTRUMENTS (continued)

(iii) Interest rate risk exposures (continued)

2001	Note	Floating interest rate $'000	Fixed interest maturity: 1 year or less $'000	Fixed interest maturity: Over 1 to 5 years $'000	Fixed interest maturity: More than 5 years $'000	Non-interest bearing $'000	Total $'000
Financial assets							
Cash and deposits	29	39,677	-	-	-	4,148	43,825
Receivables	5	-	-	-	-	165,553	165,553
		39,677	-	-	-	169,701	209,378
Weighted average interest rate		5.315%					
Financial liabilities							
Bank overdrafts and loans	12	133,813	-	-	-	3,975	137,788
Trade and other creditors	11	-	-	-	-	111,102	111,102
Interest rate swaps*		(39,055)	-	39,055	-	-	-
		94,758	-	39,055	-	115,077	248,890
Weighted average interest rate		5.915%		5.61%			
Net financial assets / (liabilities)		(55,081)	-	(39,055)	-	54,624	(39,512)

** Notional principal amounts*

	Note	2002 $'000	2001 $'000
Reconciliation of net financial liabilities to net assets			
Net financial assets as above		6,574	(39,512)
Non-financial assets and liabilities			
Inventories	6	75,905	76,006
Investments	7	4,090	3,315
Property, plant and equipment	8	221,132	232,518
Intangibles	10	76,473	84,501
Other assets	9	10,983	12,069
Tax liabilities	13	(20,206)	(23,918)
Provisions	14	(36,113)	(36,994)
Net assets per statements of financial position		338,838	307,985

(iv) Net fair value of financial assets and liabilities

The net fair value of financial assets and liabilities approximates their carrying amounts. The loans advanced under the Simsmetal Limited Employee Share Ownership Plan, note 21(ii), are repayable by 2003 and 2004 at the latest (loans advanced in September 1998 and November 1999 respectively). The employees will also provide services over the periods of the loans which will be held until maturity. In these circumstances and with the current and forecast low interest rates and the continuing repayments, the fair value of these loans is not considered materially different from their book values.

The directors declare that the financial statements and notes set out on pages 26 to 58:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 23 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 23.

This declaration is made in accordance with a resolution of the directors.

P K Mazoudier
Chairman

J L Sutcliffe
Group Chief Executive

Sydney 22 August 2002

Independent AUDIT REPORT

to the members of Simsmetal Limited

Audit opinion

In our opinion, the financial report, set out on pages 26 to 59

- presents a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Simsmetal Limited and the Simsmetal Group (defined below) as at 30 June 2002 and of their performance for the year ended on that date
- is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report - responsibility and content

The preparation of the financial report for the year ended 30 June 2002 is the responsibility of the directors of Simsmetal Limited. It includes the financial statements for Simsmetal Limited (the Company) and for the Simsmetal Group (the Group), which incorporates Simsmetal Limited and the entities it controlled during the year ended 30 June 2002.

The auditor's role and work

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our role was to conduct the audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our audit did not involve an analysis of the prudence of business decisions made by the directors or management.

In conducting the audit, we carried out a number of procedures to assess whether in all material respects the financial report presents fairly a view in accordance with the Corporations Act 2001, Accounting Standards and other mandatory reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Company's and the Group's financial position, and their performance as represented by the results of their operations and cash flows.

The procedures included:

- selecting and examining evidence, on a test basis, to support amounts and disclosures in the financial report. This included testing, as required by auditing standards, certain internal controls, transactions and individual items. We did not examine every item of available evidence
- evaluating the accounting policies applied and significant accounting estimates made by the directors in their preparation of the financial report
- obtaining written confirmation regarding material representations made to us in connection with the audit
- reviewing the overall presentation of information in the financial report.

Our audit opinion was formed on the basis of these procedures.

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit work, we were engaged to undertake other services for the Group. These services are disclosed in note 3 to the financial statements. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

PricewaterhouseCoopers

Pride

R N Pride
Partner

Sydney 22 August 2002

Voting rights

Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and, on a poll, one vote per share for every member present in person or by proxy, attorney or representative.

The employee options carry no voting rights.

Substantial Shareholders

	Ordinary Shares
Perpetual Trustees Australia Limited	13,357,918
AMP Limited	6,541,329

Distribution of Holdings

	Holders	Ordinary Shares
1 - 1,000	6,468	4,291,291
1,001 - 5,000	9,516	22,844,887
5,001 - 10,000	1,215	8,812,733
10,001 - 100,000	532	11,730,717
100,001 and over	46	42,894,461
Total	17,777	90,574,089

Number of holders of less than a marketable parcel	222

Stock Exchange Listing

The Company's ordinary shares are quoted on the Australian Stock Exchange.

ADR Facility

The Company has a sponsored American Depositary Receipt (ADR) facility with the Bank of New York. ADRs trade on the over-the-counter market in the United States of America under cusip number 829202100 with each ADR representing four ordinary shares. Further information and investor enquiries on ADRs should be directed to the ADR Depositary listed in the Corporate Directory.

Shareholder Enquiries

The Share Register of the Company is maintained by Computershare Investor Services Pty Limited, Sydney. Enquiries from investors regarding their holdings should be directed to Computershare at the address listed in the Corporate Directory.

Unquoted Equity Shares

	No. on Issue	No. of holders
Options issued under the Simsmetal Limited Group Employee Option Plan to take up ordinary shares	2,212,476	42
Options issued to Mr J L Sutcliffe, the Group Chief Executive	193,798	1

Buy-back

The Company currently has an on-market buy-back in place.

shareholder INFORMATION

as at 9 September 2002

Twenty largest shareholders

		No. of Shares	% Held
1.	JP Morgan Nominees Australia Limited	8,079,985	8.92
2.	National Nominees Limited	4,077,272	4.50
3.	Westpac Custodian Nominees Limited	3,944,197	4.35
4.	AMP Life Limited	3,708,875	4.09
5.	Citicorp Nominees Pty Limited <CFS Future Leaders Fund A/C>	2,926,375	3.23
6.	MLC Limited	2,714,758	3.00
7.	RBC Global Services Australia Nominees Pty Limited <Pipooled A/C>	2,270,336	2.51
8.	Commonwealth Custodial Services Limited	1,642,558	1.81
9.	Queensland Investment Corporation	1,576,766	1.74
10.	Cogent Nominees Pty Limited	1,427,492	1.58
11.	RBC Global Services Australia Nominees Pty Limited <BKCust A/C>	968,074	1.07
12.	Sandhurst Trustees Ltd <Aust Ethical Equities A/C>	761,972	0.84
13.	CSS Board	655,118	0.72
14.	Citicorp Nominees Pty Limited	629,176	0.69
15.	Cogent Nominees Pty Limited <SMP Accounts>	565,544	0.62
16.	PSS Board	480,220	0.53
17.	UCA Growth Fund Limited	350,000	0.39
18.	Argo Investments Limited	341,193	0.38
19.	Sandhurst Trustees Ltd <Aust Ethical Balanced A/C>	327,956	0.36
20.	Permanent Trustee Company Limited	312,532	0.35
		37,760,399	41.68

ten year trend SUMMARY

(A$'000s)	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Total Operating Revenue	1,423,709	1,358,487	1,090,095	990,626	1,394,273	1,145,121	1,202,190	1,071,681	742,677	574,677
Profit Before Interest and Tax after Abnormal Item	76,644	68,012	48,602	4,863	70,690	57,636	72,634	93,224	72,015	34,131
Net Interest (Expense)/Revenue	(5,436)	(10,954)	(7,080)	(5,982)	(5,725)	(2,305)	202	56	(551)	(1,578)
Tax Expense	22,649	16,193	15,367	5,276	22,490	20,443	26,580	32,769	24,552	14,019
Operating Profit after Tax	48,559	40,865	26,155	(6,395)	42,475	34,888	46,256	60,511	46,912	18,534
Net Cash Flows from Operations	103,211	97,124	16,489	46,875	68,719	16,739	68,819	66,657	49,869	22,946
Earnings per Share - basic	54.0¢	46.6¢	30.4¢	(7.6¢)	51.9¢	44.7¢	60.3¢	79.5¢	63.8¢	25.6¢
Dividends per Share	36.0¢	32.0¢	25.0¢	20.0¢	36.0¢	30.0¢	42.0¢	53.0¢	38.0¢	16.0¢
Return on Shareholders' Equity	14.3%	13.3%	9.4%	(2.5%)	15.3%	15.1%	22.9%	31.6%	30.7%	15.1%
Current Ratio (to 1)	1.8	1.8	1.7	1.6	1.8	1.5	1.7	1.5	1.5	1.6
Net Debt to Funds Employed (to 1)	0.08	0.24	0.34	0.13	0.25	0.14	(0.03)	(0.12)	(0.12)	0.05
Net Tangible Asset Backing per Share	$2.83	$2.45	$2.11	$2.48	$2.60	$2.57	$2.40	$2.37	$2.02	$1.69

corporate DIRECTORY

Simsmetal Limited ABN 37 008 634 526

Board of Directors
Mr. Paul K Mazoudier *Chairman*
Mr. Jeremy L Sutcliffe *Group Chief Executive*
Mr. Ross B Cunningham *Executive Director Group Finance & Strategy*
Mr. Geoffrey N Brunsdon
Mr. A Charles Copeman
Mr. J Michael Feeney

Auditors
PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street,
Sydney NSW 1171

Principal Bankers
Commonwealth Bank of Australia
48 Martin Place,
Sydney NSW 2000

Share Registry
Shareholder enquiries to:
Computershare Investor Services Pty. Limited
Level 3, 60 Carrington Street,
Sydney NSW 1115
Postal Address:
GPO Box 7045,
Sydney NSW 1115
Telephone: 1300 855 080
Facsimile: (61 2) 8234 5050

ADR Depositary
The Bank of New York
ADR Department
101 Barclay Street - 22W,
New York, NY 10286 USA
Telephone: (1 212) 815 2293
Facsimile: (1 212) 571 3050

For more up to the minute investor relations, visit www.simsmetal.com.au

Simsmetal Limited
Level 6, 41 McLaren Street,
North Sydney NSW 2060 Australia
(GPO Box 4155, Sydney, NSW 2001)
Tel: (02) 9956 9100; Fax: (02) 9954 9680
Website: www.simsmetal.com.au
J L Sutcliffe, *Group Chief Executive*
R B Cunningham, *Executive Director Group Finance & Strategy*
S Bryce, *Group Human Resources Manager*
G Evans *Group Financial Controller*
F M Moratti, *Company Secretary & Legal Counsel*
P S Ricketts, *Group General Manager Finance & Administration*
S Unkovic, *Group General Manager Audit & Compliance*

D R McGree, *Group Executive General Manager Australasia*
P Atkinson, *Exec. General Manager Operations & Services*
? Bird, *General Manager SA*
M Black, *General Manager Non Ferrous Exports*
Glyde, *General Manager Qld*
Klug, *General Manager NSW*
Machell, *General Manager Vic*
S McLean, *General Manager Manufacturing*
Netchaef, *General Manager Recycling Services Australia*
Radhakrishnan, *General Manager Sims International*
J Whitaker, *General Manager WA*

andfill Management Services Pty Limited
J Falzon, *Managing Director*

Australian Refined Alloys Pty Limited
K Lane, *General Manager*

Consolidated Extrusions Pty Limited
R Farrell, *General Manager*

Sims Pacific Metals Limited
Cnr Manu and Kahu Streets, Otahuhu,
Auckland, NZ
Tel: (64 9) 276 1809; Fax: (64 9) 276 6407
R R Brown, *General Manager*

Simsmetal UK Limited
Long Marston,
Stratford-upon-Avon
Warwickshire CV37 8AQ, UK
Tel: (44 1789) 720 431; Fax: (44 1789) 720 940
T Bird, *Managing Director - Metals Recycling*
G Davy, *Managing Director - Sims Recycling Services- Europe & North America*
M Coombs, *General Manager Finance*
S Cottam, *General Manager Recycling Services*
R Kilpatrick, *General Manager Ops. & Engineering*
P Mumby, *General Manager South West & Home Counties*
J Price, *General Manager South Wales*
D Williams, *Company Secretary*
P Wright, *General Manager Northern Region*

Simsmetal USA Corporation
Simsmetal America
600 South 4th Street,
Richmond, Cal. 94804 USA
Tel: (1 510) 412 5300; Fax: (1 510) 412 5421
C R Jansen, *President*
J T Buckland, *Senior Vice President*

Simsmetal Canada Limited
11760 Mitchell Road,
Richmond, BC V6V-1V8 Canada
Tel: (1 604) 301 1600; Fax: (1 604) 301 1601
H Dhillon, *General Manager*

Simsmetal International
Suite 2701, No. 166, East Lu Jia Zui Road
Pudong, Shanghai 200120 China
Tel: (86 21) 6841 9191; Fax: (86 21) 6841 9090
F Zhang, *Chief Representative*

Simsmetal International
Plaza 138, Unit 10.6
138 Jalan Ampang,
50450 Kuala Lumpur, Malaysia
Tel: (60 3) 2732 0720; Fax: (60 3) 2732 0721
R Loh, *Chief Representative*

Simsmetal International
5A, Century Plaza
560-561 Anna Salai
Chennai - 600018, India
Tel: (91 44) 7132 123; Fax: (91 44) 7132 124
G D'silva, *Chief Representative*

SimsMetal